As filed with the Securities and Exchange Commission on April 11, 2001


                          Registration No. 333- 57722

     =====================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                        The Singing Machine Company, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

     Delaware                     5065                       95-3795478
 -----------------        ------------------------        ------------------
  (State or other           (Primary Standard               (IRS Employer
  jurisdiction of         Industrial Classification)       Identification No.)
  incorporation
  or organization)


                                  Edward Steele
                             Chief Executive Officer
                        The Singing Machine Company, Inc.

                                                   Edward Steele
        6601 Lyons Road                           6601 Lyons Road,
         Building A-7                              Building A-7
       Coconut Creek, FL 33073                  Coconut Creek, FL 33073
      Telephone: (943) 596-1000                Telephone: (954) 596-1000
      Facsimile: (954) 596-2000                Facsimile: (954) 596-2000
   -------------------------------         --------------------------------
    (Address and telephone number,            (Name, address and telephone
   including area code of Registrant's         number of agent for service)
      principal executive offices)

                         ----------------------------


Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the Registration Statement becomes effective.

================================================================================

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:[X]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the Registration Statement is expected to be made pursuant to Rule 434, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------
Title of Each Class of                    Proposed Maximum     Proposed Maximum      Amount of
  Securities to be      Amount to be      Offering Price per   Aggregate Offering    Registration
   Registered            Registered (1)      Security(2)           Price(2)             Fee(3)
--------------------------------------------------------------------------------------------------
 Common Stock             115,000              $4.90           $     563,500          $ 140.88
 Common Stock           1,260,400              $4.90           $   6,175,960          $ 140.88
--------------------------------------------------------------------------------------------------
Totals:                 1,375,400              $4.90           $   6,739,460          $ 140.88

(1) Pursuant to Rule 416, there are also registered hereby such additional indeterminate number of shares of common stock as may become issuable by reason of stock splits, stock dividends and other adjustments to the securities registered hereby.


(2) Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457 (c) under the Securities Act of 1933.

(3) Previously paid. Pursuant to Rule 429, the registration fee does not include $1,146.96 paid previously in connection with the registration of 1,260,400 shares of our common stock that are being carried forward from Registration Statement No. 333-31882.


    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------

    Pursuant to Rule 429 promulgated under the Securities Act of 1933, the prospectus that constitutes part of this Registration Statement is a combined prospectus and also relates to an aggregate of 1,025,400 shares of our common stock which were previously registered for sale in a

Registration Statement on Form SB-2 , Registration No. 333-31882. This Registration Statement also constitutes post-effective amendment no. 2 to Registration Statement No. 333-31882. This post-effective amendment shall become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(c) of the Securities Act of 1933, as amended.


    The information in this prospectus is not complete and may be changed.We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting on offer to buy these securities in any state where the offer or sale is not permitted.


                   Subject to Completion, Dated April 10, 2001

PROSPECTUS



                        1,375,400 Shares of Common Stock


                                [GRAPHIC OMITTED]





         This is an offering of 1,375,400 shares of common stock of The Singing Machine Company, Inc., held by certain of our stockholders. Of the 1,375,400 shares being offered by the selling stockholders, 417,400 shares are issuable upon exercise of warrants held by certain of the selling stockholders and 958,000 shares comprise common stock held by certain selling stockholders.

         We will not receive any proceeds from the sale of the shares, but we will receive proceeds from the selling stockholders if they exercise their warrants. Our common stock is quoted on the American Stock Exchange under the symbol "SMD".


         THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                  The date of this Prospectus is April 10, 2001

                                TABLE OF CONTENTS


Prospectus Summary.....................................................  6
Risk Factors...........................................................  9
Use of Proceeds.......................................................  14
Dividend Policy.......................................................  14
Market Price of Common Stock..........................................  14
Selected Financial Data...............................................  15
Management's Discussion and Analysis of Financial Condition and
   Results of Operations..............................................  17
Business..............................................................  23
Management............................................................  31
Certain Transactions..................................................  36
Principal Stockholders................................................  39
Description of Securities.............................................  40
Selling Stockholders..................................................  43
Plan of Distribution..................................................  45
Shares Eligible for Future Sale.......................................  48
Legal Matters.........................................................  49
Experts...............................................................  49
Where You Can Find Additional Information.............................  49
Index to Consolidated Financial Statements............................  50



We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this Prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sale made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of The Singing Machine Company, Inc. have not changed since the date hereof.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                               PROSPECTUS SUMMARY


         THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON SHARES. WE ENCOURAGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY ,INCLUDING THE SECTION ENTITLED "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS.

                                   The Company

         We are engaged in the production and distribution of karaoke audio software and electronic recording equipment. Our electronic karaoke machines and audio software products are marketed under The Singing Machine(TM) trademark. Our corporate offices are located at 6601 Lyons Road, Building A-7, Coconut Creek, Florida 33073, and our telephone number is (954) 596-1000.

                                  The Offering

Common stock offered ...................... 1,375,400 shares of Common Stock

Common stock issued and
 outstanding prior to this offering........ 4,362,920

Common stock issued and
 outstanding after this offering........... 4,780,320(1)

Use of proceeds ........................... All funds received by us upon the exercise of the warrants will be
                                             used for general corporate
                                             purposes. We will receive gross
                                             proceeds of approximately $687,925
                                             if all the warrants are exercised.
                                             We will not receive any proceeds
                                             from the sale of common stock from
                                             the selling securityholders. See
                                             "Use of Proceeds."

 -----------------------

(1) Assuming full exercise of the 417,400 warrants registered in this prospectus.

                         SELECTED FINANCIAL INFORMATION

         The selected financial information set forth below is derived from, and should be read in conjunction with, the more detailed financial statements (including the notes thereto) appearing elsewhere in this Prospectus. See "Consolidated Financial Statements."

Income Statement Items
----------------------

                                                                           Nine Months Ended
                                     Year Ended March 31,                  December 31,
                                     2000            1999                  2000           1999
                                     ----            ----                  ----           ----
                                                                               (Unaudited)
                                     (In thousands, except per share data)

Net Sales                          $ 19,032       $  9,548               $ 38,863        $ 16,968
Cost of Sales                        13,727          7,029                 29,350          12,495
Total Operating
  Expenses                            3,779          1,545                  4,806           1,922
Income from operations                1,526            974                  4,708           2,551
Other Expenses, net                     948            220                    561             380
Income before income tax
  benefit/expense                       578            754                  4,147           2,171
Net tax benefit/(expense)               160            170                   (760)              0
Net income                         $    738       $    924               $  3,386        $  2,171
Net income per common
  share basic                      $    .23       $    .37               $    .81        $    .75
Net income (loss) per common
  share diluted                    $    .19       $    .36               $    .69        $    .53
Shares used in computing net
  income (loss) per common
  share - basic                       2,726          2,475                  4,190           2,899
Shares used in computing net
  income (loss) per common
  share - diluted                     3,342          2,592                  4,907           4,110


Balance Sheet Items
-------------------

                                                                        Nine Months            As adjusted
                                                Year Ended                 Ended              for Exercise
                                                  March 31,             December 31,             of the
                                             2000          1999             2000               Warrants(1)
                                             ----          ----         ------------        ---------------
                                                                                  (Unaudited)
                                                     (In thousands)
Cash (including restricted cash)            $   379       $   49         $     411            $ 1,099
Total current assets                          3,789        1,813            11,595             12,283
Working capital                               3,348          399             7,364              8,052
Total Assets                                  4,347        2,379            12,276             12,964
Current liabilities                             441        1,415             4,231              4,231
Long term obligations                            --           --                --                 --
Total shareholders' equity                  $ 3,906        $ 965           $ 8,045            $ 8,733

-------------------------
(1) Adjusted to reflect the exercise of 417,400 warrants registered in this prospectus.

                                  RISK FACTORS
                                  ------------

         YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO PURCHASE OUR COMMON STOCK.

RISKS RELATED TO THE SINGING MACHINE'S BUSINESS AND OPERATIONS

OUR INABILITY TO COMPETE AND MAINTAIN OUR NICHE IN THE ENTERTAINMENT INDUSTRY COULD HURT OUR BUSINESS

         The business in which we are engaged is highly competitive. In addition, we must compete with all the other existing forms of entertainment including, but not limited to, motion pictures, video arcade games, home video games, theme parks, nightclubs, television and prerecorded tapes, CD's and video cassettes. Competition in the karaoke industry is based primarily on price, product performance, reputation, delivery times, and customer support. We believe that our new product introductions and enhancements of existing products are material factors for our continuing growth and profitability. Many of our competitors are substantially larger and have significantly greater financial, marketing and operating resources than we have. No assurance can be given that we will continue to be successful in introducing new products or further enhancing existing products.

WE RELY ON SALES TO KEY CUSTOMERS WHICH SUBJECTS US TO RISK

         As a percentage of total revenues, our net sales to our five largest customers during the fiscal years ended March 31, 1999 and 2000, were approximately 91% and 70% respectively. For the nine months ended December 31, 2000, two major retailers accounted for 36% and 19% each of our total revenues. During fiscal year 2001, we have made significant progress in broadening our base of customers. Although we have long-established relationships with many of our customers, we do not have long-term contractual arrangements with any of them. A decrease in business from any of our major customers could have a material adverse effect on our results of operations and financial condition.

WE HAVE SIGNIFICANT RELIANCE ON LARGE RETAILERS WHICH ARE SUBJECT TO CHANGES IN THE ECONOMY

         We sell products to retailers, including department stores, lifestyle merchants, direct mail retailers which are catalogs and showrooms, national chains, specialty stores, and warehouse clubs. Certain of such retailers have engaged in leveraged buyouts or transactions in which they incurred a significant amount of debt, and some are currently operating under the protection of bankruptcy laws. Despite the difficulties experienced by retailers in recent years, we have not suffered significant credit losses to date. A deterioration in the financial condition of our major customers could have a material adverse effect on our future profitability.

WE ARE SUBJECT TO THE RISKS OF DOING BUSINESS ABROAD

         We are dependent upon foreign companies for manufacture of all of our electronic products. Our arrangements with manufacturers are subject to the risks of doing business abroad, such as import duties, trade restrictions, work stoppages, foreign currency fluctuations, political instability, and other factors which could have an adverse impact on our business. We believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on us, because other manufacturers with whom we do business would be able to increase production to fulfill our requirements. However, the loss of certain of our suppliers, could, in the short-term, adversely affect our business until alternative supply arrangements were secured. During fiscal 2000 and 1999, suppliers in the People's Republic of China accounted for 88% and 93%, respectively of our total product purchases, including virtually all of our hardware purchases. If Most Favored Nation status for China is restricted or revoked in the future, the costs of goods purchased from Chinese vendors is likely to increase. Management continues to closely monitor the situation and has determined that the production capabilities in countries outside China which have MFN status and, therefore, have favorable duty rates, would meet production needs. Such a change in suppliers may have a short- term adverse effect on operations and, possibly, earnings.

WE HAVE SIGNIFICANT FUTURE CAPITAL NEEDS WHICH ARE SUBJECT TO THE UNCERTAINTY OF ADDITIONAL FINANCING

         We may need to raise significant additional funds to fund our rapid sales growth and/or implement other business strategies. If adequate funds are not available on acceptable terms, or at all, we may be unable to sustain our rapid growth, which would have a material adverse effect on our business, results of operations, and financial condition.

WE ARE SUBJECT TO SEASONALITY WHICH IS AFFECTED BY VARIOUS ECONOMIC CONDITIONS AND CHANGES RESULTING IN FLUCTUATIONS IN QUARTERLY RESULTS

         We have experienced, and will experience in the future, significant fluctuations in sales and operating results from quarter to quarter. This is due largely to the fact that a significant portion of our business is derived from a limited number of relatively large customer orders, the timing of which cannot be predicted. Furthermore, as is typical in the karaoke industry, the quarters ended September 30 and December 31 includes increased revenues from sales made during the holiday season. Additional factors that can cause our sales and operating results to vary significantly from period to period include, among others, the mix of products, fluctuating market demand, price competition, new product introductions by competitors, fluctuations in foreign currency exchange rates, disruptions in delivery of components, political instability, general economic conditions, and other considerations described in this section entitled "Risk Factors." Accordingly, period-to- period comparisons may not necessarily be meaningful and should not be relied on as indicative of future performance. Historically, the third quarter of our fiscal year, the three months ended December 31, have been the most profitable quarter, and the fourth quarter of our fiscal year, the three months ended March 31, have been the least profitable quarter.

OUR PROPRIETARY TECHNOLOGY MAY NOT BE SUFFICIENTLY PROTECTED

         Our success depends on our proprietary technology. We rely on a combination of contractual rights, patents, trade secrets, know-how, trademarks, non-disclosure agreements and technical measures to establish and protect our rights. We cannot assure you that we can protect our rights to prevent third parties from using or copying our technology.

WE MAY BE SUBJECT TO CLAIMS FROM THIRD PARTIES FOR UNAUTHORIZED USE OF THEIR PROPRIETARY TECHNOLOGY

         We believe that we independently developed our technology and that it does not infringe on the proprietary rights or trade secrets of others. However, we cannot assure you that we have not infringed on the technologies of third parties or those third parties will not make infringement violation claims against us. Any infringement claims may have a negative effect on our ability to manufacture our products.

CONSUMER DISCRETIONARY SPENDING MAY AFFECT KARAOKE PURCHASES AND IS AFFECTED BY VARIOUS ECONOMIC CONDITIONS AND CHANGES

         Our business and financial performance may be damaged more than most companies by adverse financial conditions affecting our business or by a general weakening of the economy. Purchases of karaoke audio software and electronic recording equipment are considered discretionary for consumers. Our success will therefore be influenced by a number of economic factors affecting discretionary and consumer spending, such as employment levels, business, interest rates, and taxation rates, all of which are not under our control. Adverse economic changes affecting these factors may restrict consumer spending and thereby adversely affect our growth and profitability.

WE DEPEND ON THIRD PARTY SUPPLIERS, AND IF WE CANNOT OBTAIN SUPPLIES AS NEEDED, OUR OPERATIONS WILL BE SEVERELY DAMAGED

         We rely on third party suppliers to produce the parts and materials we use to manufacture our products. If our suppliers are unable to provide us with the parts and supplies, we will be unable to produce our products. We cannot guarantee that we will be able to purchase the parts we need at reasonable prices or in a timely fashion. If we are unable to purchase the supplies and parts we need to manufacture our products, we will experience severe production problems, which may possibly result in the termination of our operations.

OUR BUSINESS OPERATIONS COULD BE SIGNIFICANTLY DISRUPTED IF WE LOSE MEMBERS OF OUR MANAGEMENT TEAM

         Our success depends to a significant degree upon the continued contributions of our executive officers, both individually and as a group. Although we have entered into employment contracts with Messrs. Steele and Klecha, the loss of the services of either of these individuals could prevent us from executing our business strategy. See "Management -Directors and Executive Officers" for a listing of our executive officers.

CONTROL BY OUR OFFICERS AND DIRECTORS COULD ADVERSELY AFFECT OUR STOCKHOLDERS

         Our officers and directors own in the aggregate approximately 36.7% of our outstanding common stock. As a result, these persons acting together, will have the ability to control substantially all matters submitted to our shareholders for approval and to control our management and affairs. Accordingly, this concentration of ownership may have the affect of delaying, deferring or preventing a change in control us, impeding a merger consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could materially adversely affect the market price of the common stock.

YOUR INVESTMENT MAY BE DILUTED

         If additional funds are raised through the issuance of equity securities, your percentage ownership in our equity will be reduced. Also, you may experience additional dilution in net book value per share, and these equity securities may have rights, preferences, or privileges senior to those of yours.

OUR ABILITY TO MANAGE GROWTH COULD HURT OUR BUSINESS

         To manage our growth, we must implement systems, and train and manage our employees. We may not be able to implement these action items in a timely manner, or at all. Our inability to manage growth effectively could have a material adverse effect on our business operating results, and financial conditions. There can be no assurance that we will achieve our planned expansion goals, manage our growth effectively, or operate profitably.

RISKS ASSOCIATED WITH THIS OFFERING AND OUR CAPITAL STRUCTURE

WE HAVE COMPLETE DISCRETION IN THE APPLICATION OF PROCEEDS FROM THIS OFFERING.

         All of the proceeds from this offering have been designated for general corporate and working capital purposes and may be expended at the discretion of our management. As a result of the foregoing, any return on investment to investors will be substantially dependent upon the discretion and judgement of our management with respect to the application and allocation of the net proceeds from this offering.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

         As of March 15, 2001, there were 4,362,920 shares of our common stock outstanding, of which approximately 1,178,883 were restricted securities as that term is defined by Rule 144 under the Securities Act of 1933. The restricted securities will be eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144. The market price of our common stock could drop due to the sale of large number of shares of our common stock, such as the shares sold under this prospectus or under Rule 144, or the perception that these sales could occur. We also intend to file a registration statement on Form S-8 to register the 1.3 million shares of common stock underlying options issued under our 1994 stock option plan. These factors could also make it more difficult to raise funds through future offerings of common stock. See "Shares Eligible for Future Sale."

ADVERSE EFFECT ON STOCK PRICE FROM FUTURE ISSUANCES OF ADDITIONAL SHARES

         Our certificate of incorporation authorizes the issuance of 18,900,000 million shares of common stock. As of March 15, 2001, we had 4,362,920 shares of common stock issued and outstanding and an aggregate of 1,652,400 outstanding options and warrants and 1,656,000 public warrants. As such, our Board of Directors has the power, without shareholder approval, to issued up to 11,228,680 shares of common stock.

         Any issuance of additional shares of common stock, whether by us to new shareholders or the exercise of outstanding warrants or options, may result in a reduction of the book value or market price of our outstanding common stock and preferred shares. Issuance of additional shares will reduce the proportionate ownership and voting power of our then existing shareholders.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY MAKE IT DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY AND COULD DEPRESS THE PRICE OF OUR COMMON STOCK.

         Delaware law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions of our restated certificate of incorporation include: limiting the persons who may call special meetings of stockholders and establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

         We are also subject to certain provisions of Delaware law that could delay, deter or prevent us from entering into an acquisition, including the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. The existence of these provisions could limit the price that investors are willing to pay in the future for shares of our common stock and may deprive you of an opportunity to sell your shares at a premium over prevailing prices.

                           FORWARD LOOKING STATEMENTS

         Some of the statements contained in this prospectus contain certain "forward-looking information." All statements, other than statements of historical facts, are forward-looking statements" for purposes of these provisions. These statements include, but are not limited to statements regarding:

         * any projections of earnings, revenues or other financial items;
         * plans and objectives of management for future operations;
         * our estimated growth and operating strategy,
         * liquidity and capital expenditures,
         * use of proceeds of the offering,
         * our ability to cut overhead expenses,
         * financing plans,
         * industry tends, and
         * payment of dividends.

         You can identify these statements by forward-looking words, such as "expects," "believes,""plans," "intends," "may" and "will" or similar words. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the "Risk Factors" section and elsewhere in this Prospectus, that could cause our actual results to differ materially from those anticipated in these forward-looking statements.

         Important factors that may cause actual results to differ from projections, include, for example:

          * our ability to increase our sales of our karaoke products by identifying new customers and increasing sales to pre-existing customers;;
          * our ability to cut overhead expenses;
          * the effect of competition in the industry;
          * changing economic conditions;
          * our ability to attract and retain quality employees;
          * other risks which are described in reports that we have filed with the SEC and are described in our future filings with the SEC.

                                 USE OF PROCEEDS
                                 ---------------

           We will receive gross proceeds of approximately $687,925 if all the warrants are exercised. We will not receive any proceeds from the sale of shares by the selling stockholders. We currently intend to use the proceeds for working capital and other general corporate purposes. The foregoing represents our best estimate of the allocation of the proceeds of the offering based upon the present state of our business, operations, and plans, and current business conditions. We will have broad discretion to determine the use of a substantial portion of the proceeds of the offering.

                                 DIVIDEND POLICY
                                 ---------------

         Holders of our common stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefor. We do not anticipate the declaration or payment of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, our financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that we will ever pay any kind of dividend.

                          MARKET PRICES OF COMMON STOCK
                          -----------------------------

         Our common stock currently trades on the American Stock Exchange under the symbol "SMD." We began trading on the AMEX on March 8, 2001. From January 26, 1996 through March 7, 2001, we traded on the National Association of Securities Dealers, Inc.'s OTC Bulletin Board under the symbol "SING". Set forth below is the range of high and low bid information for our common stock as traded on the OTC Bulletin Board for the two most recent fiscal years, as reported by the National Quotation Bureau, Inc. This information represents prices between dealers and does not reflect retail mark-up or mark-down or commissions, and may not necessarily represent actual market transactions.

Fiscal Period                                                 *High Bid                 *Low Bid
-------------                                                  --------                 --------
2001:
----
First Quarter (April 1 - June 30, 2000)                          $ 4.25                     $2.47
Second Quarter (July 1 - September 30, 2000)                       4.06                      2.19
Third Quarter (October 1 -December 31, 2000)                       6.56                      3.44
Fourth Quarter (January 1 - March 8,2001)*                         5.63                      3.81
Fourth Quarter (March 8, 2001 - March 31, 2001)*                   5.45*                     4.50*


2000:
-----
First Quarter (April 1 - June 30, 1999)                           $2.59                     $1.31
Second Quarter (July 1 - September 30, 1999)                       2.09                      1.59
Third Quarter (October 1 - December 31, 1999)                      2.13                      1.63
Fourth Quarter (January 1, 2000 - March 31, 2000)                  5.38                      1.59

1999:
-----
First Quarter (April 1 - June 30, 1998)                           $2.00                     $0.38
Second Quarter (July 1 - September 30, 1998)                       0.57                      0.41
Third Quarter (October 1 - December 31, 1998)                      0.50                      0.43
Fourth Quarter (January 1 - March 31, 1999)                       2 .50                      0.48


* We began trading on the American Stock Exchange on March 8, 2001 and the following prices represent the high and low sales prices during the period noted above.


         On April 10, 2001, the closing bid price of our common stock as reported on the American Stock Exchange was $4.65 per share.

         As of March 15, 2001, there were approximately 311 record holders of our outstanding common stock and approximately 748 beneficial owners of our common stock.

                             SELECTED FINANCIAL DATA
                             -----------------------

Income Statement Items
----------------------

                                                                             Nine Months Ended
                                 Year Ended March 31,                        December 31,
                                 2000              1999                      2000              1999
                                 ----              ----                      ----              ----
                                                                                    (Unaudited)
                                 (In thousands, except per share data)
Net Sales                          $19,032         $ 9,548                     $38,863        $16,968

Cost of Sales                       13,727           7,029                      29,350         12,495

Total Operating
Expenses                             3,779           1,545                       4,806          1,922

Income from operations               1,526             974                       4,708          2,551

Other Expenses, net                    948             220                         561            380

Income before income tax
benefit/expense                        578             754                       4,147          2,171

Net tax benefit/(expense)              160             170                        (760)             0

Net income                          $  738          $  924                     $ 3,386        $ 2,171

Net income per common
share basic                          $ .23           $ .37                       $ .81          $ .75

Net income (loss) per common
share diluted                        $ .19           $ .36                       $ .69          $ .53

Shares used in computing net
income (loss) per common
share - basic                        2,726           2,475                       4,190          2,899

Shares used in computing net
income (loss) per common
share - diluted                      3,342           2,592                       4,907          4,110


Balance Sheet Items
-------------------

                                                                           Nine Months              As adjusted
                                                Year Ended                    Ended                For Exercise
                                                 March 31,                 December 31,                 of
                                            1999            2000               2000                 Warrants(1)
                                            ----            ----          --------------         ---------------
                                                                                       (Unaudited)
                                                       (In thousands)
Cash (including restricted cash)           $     49          379               411                    1,099
Total current assets                          1,813        3,789            11,595                   12,283
Working capital (deficit)                       399        3,348             7,364                    8,052
Total Assets                                  2,379        4,347            12,276                   12,964
Current liabilities                           1,415          441             4,231                    4,231
Long term obligations                            --           --                --                       --
Total shareholders' equity                   $  965      $ 3,906           $ 8,045                  $ 8,733

-------------------------
(1)  Adjusted to reflect the exercise of 417,400 warrants.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the consolidated financial statements and the notes appearing elsewhere in this prospectus.

RESULTS OF OPERATIONS

         The following table sets forth, for the periods illustrated, certain statements of operations data expressed as percentages of total revenues.

                                                                                Nine Months Ended
                                            Year Ended March 31,                December 31,
                                            2000              1999              2000             1999
                                            ----              ----              ----             ----
                                                                                      (Unaudited)
     Net Sales                                 100%              100%             100%              100%

     Cost of goods sold                        72.1              73.6             75.5              73.2

     Total Operating Expenses                  19.9              16.2             12.4              11.3

      Income from operations                    8.0              10.2             12.1              15.0

     Other expenses, net                        5.0               2.3              1.4               2.2

     Income before taxes                        3.0               7.9             10.7              12.8

     Income tax benefit/
     Expense                                     .8               1.8             (2.0)                0

     Net income (loss)                          3.8               9.7              8.7              12.8


NINE MONTHS ENDED DECEMBER 31, 2000

         Revenues - Our revenues increased by 129% to $38,863,338 for the nine month period ended December 31, 2000, compared with revenues of $16,967,618 during the same period in 1999. The increase in total revenues can be attributed to the addition of a major customer. It can also be attributed to the growing popularity of karaoke as wholesome family entertainment.

         Gross Profit - Our gross profit from equipment and music sales increased by 112% to $9,513,764, for the nine month period ended December 31, 2000, compared with gross profit of $4,472,876, for the same period in 1999.

         Cost of Sales/Gross Profit - Our SG&A expenses were $4,806,055, or 12.4% of total revenues, and $1,921,996, or 11.3% of total revenues, for the nine month periods ended December 31, 2000 and 1999. The period-to-period increase in SG&A expenses is due to (1) an increase in salary related expenses due to an increase in corporate office staff, (2) a non-cash expense due to the continued amortization of stock based guarantee fee, and (3) increases in sales based expenses such as commissions and royalties.

         Depreciation and Amortization Expenses - Depreciation and amortization expenses were $93,194, or .23% of total revenues and $82,820, or .48% of total revenues, for the nine month periods ended December 31, 2000 and 1999. This increase in depreciation and amortization expenses can be attributed to the addition of new tooling for the production of machines

         Other Expenses - Net interest expense was $404,486, or 1.04% of total revenues, and $48,681, or .48% of total revenues, for the nine months ended December 31, 2000 and 1999. The increase in net interest expense can be attributed to our increased use of our credit line facilities to fund the inventory necessary to meet demand for our products.

         Loss on sales of accounts receivable was $212,744, or .5% of total revenues, and $347,689, or 2.0% of total revenues, during the nine month periods ended December 31, 2000 and 1999. This decrease is due to decreased charges on factored invoices. These decreased charges are the result of a larger total amount of invoices being factored, which in turn decreased the interest percentage and gives us better terms of factor.

         Income Before Income Tax Expense - As a result of the foregoing, our net income before income tax expense increased by 91.1% to $4,146,503, for the nine month period ended December 31, 2000 compared with $2,170,652, for the same period in 1999.

         Income Tax Expense - As of the nine months ending December 31,2000, we had incurred an estimated income tax of $760,038. During previous periods, we did not have to pay income taxes, because we used our tax-loss carry-forwards. As of December 31, 2000, we had used up our tax-loss carry-forwards in our Hong Kong subsidiary and will have to pay income taxes based on Hong Kong rates. We expect our income tax rate to be approximately 22% in future quarters, reflecting the combined tax rates on our operations in the U.S. and Hong Kong.

         Net Income - As a result of the foregoing, our net income increased by 56.0% to $3,386,465, for the nine month period ended December 31, 2000, compared with net income of $2,170,652 for the same period in 1999.

THE YEAR ENDED MARCH 31, 2000 AS COMPARED
 TO THE YEAR ENDED  MARCH 31, 1999

         Revenues - Total revenues increased to approximately $19.0 million for the fiscal year ended March 31, 2000, compared to approximately $9.5 million reported for fiscal 1999. This increase was primarily due to increased sales and distribution to both traditional and internet based accounts, expansion into the UK market, and increased sales with existing accounts through marketing of additional machines and music.

         Gross Profit - Gross profit increased 111% to approximately $5.3 million in fiscal 2000, or 27.9% of net sales from approximately $2.5 million or 26.4% of net sales in fiscal 1999. The increase in gross profit was primarily due to the increased sales of our popular CDG players and sales to new accounts.

         Cost of Sales/Gross Profit - Income from operations for fiscal 2000 was approximately $1,525,668 versus $973,000 for fiscal year 1999 or approximately a 57% increase. During fiscal 2000, we incurred non-cash charges to operations of approximately $852,000 for stock based compensation. Of this amount, $381,580 was related to the issuance of stock options to consultants, $434,274 to the issuance of common stock for guarantee fees and $35,812 to the issuance of common stock for professional services.

         Operating Expenses - Total operating expenses increased approximately $2.2 million or 145% to approximately $3.8 million or 19.9% of net sales during fiscal 2000, from approximately $1.5 million or 16.2% of net sales for fiscal 1999. The increase was primarily due to (1) the recognition of non-cash expenses relating to the common stock, stock options and warrants, (2) a significant increase in sales commissions, (3) warranty expenses, (4) advertising and travel expenses (due to the 100% increase in sale) and (5) new product development costs.

         Depreciation and Amortization - Depreciation and amortization expense decreased approximately $28,000 or 19.3% to $116,000, during the fiscal 2000. This decrease was primarily due to the Singing Machine's music library being fully amortized during fiscal 1999.

         Other Expenses - Net expenses were $947,982, or 5 % of total revenues and $219,495 or 2.3% of total revenues for fiscal 2000 and 1999. Net expenses consisted of other income, royalty income, and interest income offset by interest expense, stock based guarantee fees and factoring fees. Net interest and factoring expenses increased approximately $303,000 to $525,000 during fiscal 2000 compared to approximately $222,000 during fiscal 1999. During fiscal 2000, we incurred an expense in connection with acquiring a short-term letter of credit facility and increased factoring expenses due to the increase in sales from our domestic warehouse.

         Loss on accounts receivable due to factoring was 2.3% of total revenues for both of the fiscal 2000 and 1999. Although more accounts receivable were factored during fiscal 2000, we were able to negotiate lower factoring rates due to an increase in volume.

         Net Income - As a result of the foregoing, our net income for fiscal 2000 was approximately $738,000 versus approximately $924,000 for fiscal 1999. Approximately $852,000 charged to earnings during fiscal 2000 was a result of the recognition of non-cash expenses related to options and warrants granted which had exercise prices below their fair market value on the date of grant. These non-cash charges had no effect upon our operations or cash flow and are non-recurring item.

FINANCIAL CONDITION AND LIQUIDITY

         At December 31, 2000, we had current assets of $11,594,951 and total assets of $12,275,603 compared to current assets of $3,788,929 and total assets of $4,346,901 at March 31, 2000. This increase in current assets and total assets is primarily due to the increase in accounts receivable and inventory.

         Current liabilities increased to $4,230,736 as of December 31, 2000, compared to $440,615 at March 31, 2000. This increase in current liabilities is because of increased accounts payable, increased accrued expenses, an income tax payable and the increased use of our credit lines to fund future sales. We increased the use of credit lines primarily to purchase more inventory. Accounts payable increased to $1,517,104 as of December 31, 2000 from $354,193 as of March 31, 2000, primarily as a consequence of our increased expenditures to finance our sales efforts.

         Our shareholder equity increased from $3,906,286 as of March 31, 2000, to $8,044,868 as of December 31, 2000. Our increase in shareholder equity has occurred because of the increase in equity capital of $580,645 due primarily to exercise of warrants and options and amortization and deferred guarantee fees of $171,472. In addition, our retained earnings increased in the amount of $3,386,465.

         Cash flows generated from operating activities were $1,623,779 during the nine month period ended December 31, 2000. Cash used in investing activities during the nine month period ended December 31, 2000 was $(2,376,018). Cash flows from financing activities were $784,575 during the nine month period ended December 31, 2000. This consisted of proceeds in the amount of $580,645 from the exercise of warrants and options, and proceeds from certain loans.

CAPITAL RESOURCES

         We have obtained significant financing for continuing operations and growth. One (1) line of credit has been opened through our Hong Kong subsidiary, and two (2) financing agreements through our U.S. operations. We have also obtained a commitment from LaSalle Business Credit to receive a $10 million credit facility.

BELGIAN BANK

         Effective February 14, 2000, we, through our Hong Kong subsidiary, obtained a credit facility of $500,000 (US) from Belgian Bank, Hong Kong, a subsidiary of Generale Bank, Belgium. This facility is a revolving line based upon drawing down a maximum of 15% of the value of export letters of credit held by Belgian Bank. There is no maturity date except that Belgian Bank reserves the right to revise the terms and conditions at the Bank's discretion. The cost of this credit facility is the U.S. Dollar prime rate plus 1.25%. Repayment of principal plus interest shall be made upon negotiation of the export letters of credit, but not later than ninety (90) days after the advance.

MAIN FACTORS, INC.

         We are a party to a factoring agreement, dated April 7, 2000, as amended, with Main Factors, Inc. pursuant to which Main Factors has agreed to purchase certain of our accounts receivable. Under the agreement, Main Factors will purchase certain selected accounts receivable from us and advance between 75% and 85% of the face value of those receivables to us. The accounts receivable are purchased by Main Factors without recourse and Main Factors performs an intensive credit review prior to the purchase of the receivables.

         We are charged a variable percentage from 1.5% to 1% based upon the total amount of factored receivables within a calendar year. Main Factors has placed no maximum limit on the amount of our receivables it will purchase. The factoring agreement is personally guaranteed by John Klecha, our Chief Operating Officer and Chief Financial Officer.

EPK FINANCIAL CORPORATION

         We have entered into an agreement with EPK Financial Corporation ("EPK") whereby EPK will open letters of credit with our factories to import inventory for distribution to our customers. This allows us to purchase domestic hardware inventory for distribution to customers in less than container load quantities, thus providing our customers with flexibility, and further, saving the customer the expense of opening a letter of credit in favor of us. The selling price to these customers is considerably higher because we pay financing costs to EPK and incur costs of ocean freight, duty, and handling charges. Upon shipment of product from these financed transactions, the receivables are factored by Main Factors, thereby buying the shipments and related interest from EPK.

         We pay EPK a negotiated flat fee per transaction, and the maximum purchase price per transaction is $1,000,000. There have been no maximum total shipments established under this agreement. Main Factors has entered into this agreement as a third party agreeing to purchase all receivables invoiced pursuant to the EPK agreement. The transactions financed by EPK are supported by personal guarantees of Edward Steele, our Chairman and Chief Executive Officer and John Klecha, our Chief Operating Officer, and Chief Financial Officer. The agreement is in effect until July 1, 2001, unless terminated by either party upon a thirty (30) day written notice.

LA SALLE BUSINESS CREDIT, INC.


         Effective March 14, 2001, we obtained a commitment letter from LaSalle Business Credit, Inc. to receive loans and financial accommodations of up to $10 million. The credit facility will be a period of three (3) years commencing on the date of funding and will bear interest at the rate of one-half of one percent (1/2 of 1%) per annum in excess of the publicly announced prime rate of LaSalle Bank National Association. The amounts advanced under the credit facility will be based upon a formula of eligible accounts, eligible inventory and certain other factors. The credit facility will be secured by a lien on all of our assets (other than tooling presently located in China). We expect that the credit facility will be secured by a lien on all of our assets (other than tooling presently located in China). We expect to enter into a definitive credit agreement and loan documents with LaSalle Business Credit in April or May 2001; however, there can be no assurances that we will finalize the definitive terms of this credit facility and obtain funding from LaSalle. If we obtain funding from LaSalle, we intend to terminate our credit agreements with Main Factors and EPK Financial.


         We believe that our current cash and equivalents, lines of credit, and cash generated from operations will satisfy our expected working capital and capital expenditure requirements at least through the next 12 months.

         Except for our credit arrangements described herein, we have no present commitment that is likely to result in its liquidity increasing or decreasing in any material way. In addition, we know of no trend, additional demand, event or uncertainty that will result in, or that is reasonably likely to result in, our liquidity increasing or decreasing in any material way.

         We have no material commitments for capital expenditures. We know of no material trends, favorable or unfavorable, in our capital resources. We have no additional outstanding credit lines or credit commitments in place and has no additional current need for financial credit.

YEAR 2000

         All of our computer systems are Year 2000 compliant. The Year 2000 compliance issue has not and it is anticipated that it will not pose operational problems.

                                    BUSINESS
                                    --------

CAUTIONARY STATEMENT RELATING
TO FORWARD LOOKING INFORMATION

         We have included some forward-looking statements in this section and other places in the prospectus regarding our expectations after completion of this offering. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, levels of activity, performance or achievements, or industry results, to be materially different from any future results, levels of activity, performance or achievements express or implied by these forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking terminology including "believes", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategies involve risks and uncertainties. You should read statements that contain these words carefully because they:

         o   discuss our future expectations
         o contain projections of our future operating results or of our future financial condition; or
         o   state other "forward looking" information

         We believe it is important to communicate our expectations to you, but events may occur in the future over which we have no control and which we are not accurately able to predict.

INTRODUCTION TO BUSINESS

         We are engaged in the distribution and marketing of electronic karaoke audio equipment which plays backing tracks (music without lyrics) of popular songs and records the vocal accompaniment of professional and amateur singers to those backing tracks. We contract for the manufacture of all electronic equipment products with manufacturers located in the Far East. We also produce and market karaoke audio software, including CD plus, graphics, and audio cassette tapes containing music and lyrics of popular songs for use with karaoke recording equipment. One track of those tapes offers complete music and vocals for practice and the other track is instrumental only for performance by the participant. Virtually all audio cassette software sold by us are accompanied by printed lyrics, and our karaoke CD's with graphics contain lyrics which appear on the video screen. We contract for the reproduction of audio cassette software, which is produced by us or by an independent producer.

         We were incorporated in California in 1982. We originally sold our products exclusively to professional and semi-professional singers. In 1988, we began marketing karaoke equipment for home use. We believe we were the first to offer karaoke electronic recording equipment and audio software for home use in the United States.

         In May 1994, we merged into a wholly-owned subsidiary incorporated in Delaware with the same name. As a result of that merger, the Delaware corporation became the successor to the business and operations of the California corporation and retained the name The Singing Machine Company, Inc.

BANKRUPTCY REORGANIZATION

         On April 11, 1997, we filed a voluntary bankruptcy petition in the United States Bankruptcy Court for the Southern District of Florida seeking relief pursuant to 11 U.S.C. Chapter 11. Our First Amended Plan of Reorganization was confirmed by the Bankruptcy Court on March 17, 1998. The material terms of our plan of reorganization permitted us to issue to unsecured creditors securities in our newly reorganized company in payment of pre-petition claims and, further, to reduce by 90% the equity interests of pre-petition stockholders, warrant holders, and option holders.

         As a result of our bankruptcy reorganization, we were able to effectively reduce the size of our corporate offices, warehousing operations, personnel, and inventory resulting in an aggregate savings of $18,000 per month. During our Chapter 11 reorganization, we were able to retain our core customer base of major retail accounts as well as begin a new customer relationship with Best Buy. We were also able to settle certain pending legal matters through the plan of reorganization which, when viewed with the fact that over ninety percent (90%) of the unsecured creditors converted debt to equity in our company, resulted in a significant reduction of liabilities on our post-reorganization balance sheet. As of June 10, 1998, we had fully implemented our plan of reorganization.

PRODUCT LINES

         We currently have a product line of 12 different models of recording and playback units incorporating such features as a CD graphics player, a graphics equalizer and high-output stereo amplifier and markets these products under our trademark, The Singing Machine(TM). We also license our trademark, on a non-exclusive basis, to others for sale around the world. We believe that we are the only major company in the karaoke industry in the United States which sells both hardware and software.

         The 12 different models of electronic recording and playback equipment sell at retail prices ranging from $30 for basic units to $400 for semi-professional units with CD plus graphics player sound enhancement, graphic equalizers, echo tape record/playback features, and multiple inputs and outputs for connection to compact disc players and video cassette records. We currently offer our audio software in two formats - multiplex cassettes and CD plus graphics with retail prices ranging from $6.95 to $19.95. We purchase recordings from an independent producer and currently have a song library of over 2,700 songs. Our backing track product line covers the entire range of musical tastes including popular hits, golden oldies, country, standards, rock and roll, and rap. We even have backing tracks for opera and certain foreign language recordings.

SUBSIDIARIES

         In July 1994, we formed a wholly-owned subsidiary in Hong Kong, now know as International SMC (HK) Ltd., to coordinate our production and finance in the Far East. International assists with the coordination of product shipments from China and other foreign factories as well as the negotiation of foreign letters of credit.

THE MARKET

         Based upon Japanese industry estimates, the karaoke industry exceeds sales of $10 billion in the Far East. The current North American market for karaoke products is estimated at less than $250 million. Therefore, we believe that there is tremendous growth potential not only in the North American market, but also in South America and Europe as well.

         Although there are other electronic component competitors for our hardware products, and other audio software competitors, we believe we are the only major company specializing in karaoke category that offers complete lines of hardware including CD+graphics machines as well as an extensive software library.

SALES, MARKETING AND DISTRIBUTION

MARKETING

         We rely on management's ability to determine the existence and extent of available markets for our products. Our management has considerable marketing and sales background and devotes a significant portion of its time to marketing-related activities. We achieve both domestic and direct sales by marketing our hardware and software products primarily through our own sales force and approximately 11 independent sales representatives. Our representatives are located in various states and are paid a commission based upon sales in their respective territories. The sales representative agreements are generally one (1) year agreements which automatically renew on an annual basis, unless terminated by either party on 90 days notice. We work closely with our major customers to determine marketing and advertising plans.

         We also market our products at various national and international trade shows each year. We regularly attend the following trade shows and conventions: the Consumer Electronics Show each January in Las Vegas; the Hong Kong Electronics Show each October in Hong Kong; and the American Toy Fair each February in New York.

         Our electronic recording products and audio software are marketed under The Singing Machine(TM) trademark throughout the United States, primarily through department stores, lifestyle merchants, mass merchandisers, direct mail catalogs and showrooms, music and record stores, national chains, specialty stores, and warehouse clubs. Our karaoke machines and karaoke music is currently sold in such stores as Target, J.C. Penney, Fingerhut, Best Buy, and Sears.

SALES

         As a percentage of total revenues, our net sales in the aggregate to our five largest customers during the fiscal years ended March 31, 1999 and 2000, were approximately 91% and 70% respectively. For the fiscal 2000 period, two major retailers accounted for 30% and 10% of total revenues. During fiscal 2000, we made significant progress in broadening our base of customers.

         Although we have long-established relationships with many of our customers, we do not have long-term contractual arrangements with any of them. A decrease in business from any of our major customers could have a material adverse effect on our results of operations and financial condition.

         Returns of electronic hardware and software products by our customers are generally not permitted except in approved situations involving quality defects, damaged goods, or goods shipped in error. We sell returned hardware products in closeout markets. Our policy is to give credit to our distributors for audio software returned in conjunction with the receipt of new replacement purchase orders. The returned software is resold by us. Our credit policies are tailored to our customer base. We have not suffered significant credit losses to date.

DISTRIBUTION

         We distribute hardware products to retailers and wholesale distributors through two methods: shipment of products from inventory (domestic sales), and shipments directly from our Hong Kong subsidiary or manufacturers in the Far East of products sold by our sales force (direct sales). Domestic sales, which account for substantially all of our audio software sales, are made to customers located throughout the United States from inventories maintained at our warehouse facility in Florida or directly from the software producers.

         Domestic Sales. Our strategy of selling products from a domestic warehouse enables us to provide timely delivery and serve as a " domestic supplier of imported goods." We purchase electronic recording products overseas for our own account and warehouse the products in leased facilities in Florida and California. We are responsible for costs of shipping, insurance, customs clearance, duties, storage and distribution related to such warehouse products and, therefore, warehouse sales command higher sales prices than direct sales. We generally sell from our own inventory in less than container sized lots.

         Direct Sales. We formed International SMC (HK) Ltd. in 1994 because of our increased sales outside the United States. We ship some hardware products sold by us directly to customers from the Far East through International SMC
(HK). Sales made through International SMC (HK) are completed by either delivering products to the customers' common carriers at the shipping point or by shipping the products to the customers' distribution centers, warehouses, or stores. Direct sales are made in larger quantities (generally container sized lots) to customers in Italy, England, Canada, and the United States, who pay International SMC (HK) pursuant to their own international, irrevocable, transferable letters ofcreditor or on open credit with our suppliers in the Far East.

MANUFACTURING AND PRODUCTION

         The electronic recording devices sold by us are manufactured and assembled by third parties pursuant to design specifications provided by us. Our electronic recording devices are assembled by three factories in the People's Republic of China. The finished products are packaged and labeled under our trademark, The Singing Machine(TM).

         Our products contain electronic components manufactured by other companies such as Panasonic, Toshiba, and Sony. The electronic components are installed in cabinets manufactured by three manufacturers. Certain tools and dies used in the production of certain models of the electronic audio equipment sold by us are owned by International SMC (HK).

         We presently purchase and import virtually all of our electronic recording products from three suppliers located in the People's Republic of China. In fiscal 2000 and 1999, suppliers in the People's Republic of China accounted for in excess of 88% and 91%, respectively, of the total product purchases, including virtually all of our hardware purchases. Our primary suppliers of electronic recording products are located in the Shenzen province of the People's Republic of China.

         While we purchase our products from a small number of large suppliers with whom we maintain a close alliance, all of the electronic components and raw materials used by us are available from several sources of supply, and we do not anticipate that the loss of any single supplier would have a material long-term adverse effect on our business, operations, or financial condition. To ensure our high standards of product quality and that shipping schedules are met by suppliers, we utilize Hong Kong based agents as representatives. Those agents include product inspectors who are knowledgeable about product specifications and work closely with the suppliers to verify that such specifications are met. Additionally, our key officers frequently visit suppliers for quality assurance and to support good working relationships.

         All of the electronic equipment sold by us is warranted against manufacturing defects for a period of ninety (90) days for labor and parts. All audio software sold is similarly warranted for a period of 30 days. During the fiscal years ended March 31, 2000 and 1999, warranty claims have not been material to our results of operations.

LICENSE AGREEMENT WITH MTV

         In January 2001, we entered into a multi-year domestic merchandise license agreement with MTV to create the first line of MTV karaoke machine and compact disks with graphics (CD+G) featuring music for MTV's core audience. Under the licensing agreement, we will produce two MTV-branded products: (1) a large format karaoke machine with a built in, fully functional television that enables users to view song lyrics and (2) a small karaoke system that connects to a television. We will also produce exclusive CD+G's featuring music catering to MTV's core audience that will be distributed with the MTV branded karaoke machines.

         We plan on distributing the MTV-licensed product through our established distribution channels, including Best Buy, Costco, Toys R Us, JC Penny, Sears, Mars, Musicland and Sam's Club. The high-profile distribution network also may be expanded to include online-only retailers. We would like to have these products in the stores in the spring of 2001. However, there can be no assurances that we will be able to meet this deadline.

COMPETITION

         Our business is highly competitive. In addition, we compete with all other existing forms of entertainment including, but not limited to, motion pictures, video arcade games, home video games, theme parks, nightclubs, television and prerecorded tapes, CD's, and video cassettes. Our financial position depends, among other things, on our ability to keep pace with such changes and developments and to respond to the requirements of our customers. Many of our competitors have significantly greater financial, marketing, and operating resources and broader product lines than we do. Our major electronic component competitors include Grand Prix, Casio, and New Tech. Our major audio software competitors are Pocket Songs and Sound Choice.

         We believe that competition in our markets is based primarily on price, product performance, reputation, delivery times, and customer support. We believe that, due to our proprietary know-how, we have the ability to develop and produce hardware and software on a cost-effective basis.

TRADEMARKS

         We have registered various Singing Machine trademarks with the United States Patent & Trademark Office and also have common law rights in the Singing Machine trademarks. We have also registered the Singing Machine trademark in the United Kingdom, Germany, the Benelux countries, Switzerland and the United Kingdom.

COPYRIGHTS AND LICENSES

         We hold federal and international copyrights to substantially all of the audio productions comprising our song library. However, since each of those productions is a re-recording of an original work by others, we are subject to both contractual and statutory licensing agreements with the publishers who own or control the copyrights of the underlying musical compositions and are obligated to pay royalties to the holders of such copyrights for the original music and lyrics of all of the songs in our library that have not passed into the public domain. We are currently a party to more than 3,000 different written copyright license agreements.




         The majority of the songs in our song library are subject to written copyright license agreements. Our written licensing agreements for audio software typically provide for royalties at the Statutory Rate although some provide for lower royalty rates. The current statutory rae is 7.5 cents per song. Written licenses typically provide for quarterly royalty payments. We also have written license agreements for substantially all of the printed lyrics which are distributed with our audio software products, which licenses also typically provide for quarterly payments of royalties at the Statutory Rate.


GOVERNMENT REGULATION

         In 2000, the People's Republic of China gained "Most Favored Nation" treatment for entry of goods into the United States for an additional year. In the context of United States tariff legislation, MFN treatment means that products are subject to favorable duty rates upon entry into the United States. IF MFN status for China is restricted or revoked in the future, our cost of goods purchased from Chinese vendors is likely to increase. A resultant change in suppliers would likely have an adverse effect on our operations and, possibly, earnings, although management believes such adversity would be short-term as a result of its ability to find alternative suppliers. We continue to closely monitor the situation and have determined that the production capabilities in countries outside China which have MFN status and, therefore, have favorable duty rates, would meet our production needs.

EMPLOYEES

         As of the date of this prospectus, we had 15 full-time employees, 4 of whom were engaged in warehousing and technical support, and 11 in marketing and administrative functions.

PROPERTIES

         Our corporate headquarters are located in Coconut Creek, Florida in an 8,000 square foot office and warehouse facility. Our lease expires on April 30, 2004. In December 2000, we established a corporate office in Hong Kong, consisting of 2,000 square feet. We share this office space with Toy Concepts International. Our lease expires on October 31, 2002. We also have three warehouse facilities, two in California and one warehouse in Florida.

         We believe that the facilities are well maintained, in substantial compliance with environmental laws and regulations, and adequately covered by insurance. We also believe that these leased facilities are not unique and could be replaced, if necessary, at the end of the term of the existing lease.

LEGAL PROCEEDINGS

         We filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Florida, case number 97-22199-BKC-RBR, on April 11, 1997. On March 17, 1998, the U.S. Bankruptcy Court confirmed our First Amended Plan of Reorganization. As of June 10, 1998, our plan has been fully implemented.

         We are not a party to any material legal proceeding, nor to the knowledge of management, are any legal proceedings threatened against us. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

                                   MANAGEMENT
                                   ----------

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information with respect to our executive officers and directors as of the date of this prospectus.

         Name                      Age                Position
         ----                     ----                --------

         Edward Steele             71        Chief Executive Officer and
                                             Director

         John F. Klecha            50        President, Chief Financial Officer,
                                             Chief Operating Officer,
                                             Secretary, Treasurer,
                                             and Director

         Josef A. Bauer            63        Director

         Howard W. Moore           70        Director

         Robert J. Weinberg        52        Director

         Edward Steele has served as the Chief Executive Officer and as a director of the Singing Machine from September 1991 through the present date. He also served as our President from September 1991 through March 2001. From October 1988 to September 1991, Mr. Steele was responsible for the development of our electronic hardware products in the Far East and was our sales director. Prior to joining us, Mr. Steele served in executive capacities at a number of companies in the toy and electronics fields, including as managing director in charge of worldwide sales of Concept 2000, a manufacturer of consumer electronics, from 1971 to 1978; as President of Wicely Corp., a distributor of electronic toys and consumer electronics from 1978 to 1983; and as President of Justin Products Corp., an electronic toy manufacturer from 1983 to 1988.

         John Klecha has served as our Chief Financial Officer, Secretary, Treasurer and Director from October 10, 1997 through the present date. Since June 28, 1999 through the present date, Mr. Klecha has also served as Chief Operating Officer and since March ,2001, Mr. Klecha has served as our President. Mr. Klecha is in charge of all financial, administrative, and operational functions of the Singing Machine. Prior to joining us, Mr. Klecha served in executive and senior management capacities at a number of companies in the toy and other consumer products fields, including as the senior financial and administrative executive of a privately held toy design, manufacturing and distribution company since 1987; Vice President, Director and Chief Financial Officer of Sussex Nautilus from 1984 to 1987; and Vice President of Finance and Administration for Lazzaroni Sarrono, Ltd. from 1982 to 1984.

         Josef A. Bauer has served as a director from October 15, 1999 through the present date. Mr. Bauer previously served as a director of the Singing Machine from February 1990 until September 1991 and from February 1995 until May 1998. Mr. Bauer presently serves as the Chief Executive Officer of the following three companies: Banisa Corporation, a privately owned investment company, since 1975; Trianon, a jewelry manufacturing and retail sales companies since1978 and Seamon Schepps, also a jewelry manufacuturing and retail sales company since 1999. Since 1992, Mr. Bauer has been a managing director and principal stockholder of Dero Research, Ltd. in Hong Kong, which serves as a manufacturer's representative for the sale of telephone and electronic products. From 1970 until 1993, Mr. Bauer served as a managing director and was a principal stockholder of Dero Research Corporation in Tokyo, Japan, which was engaged in the design, engineering and manufacturing of automobile audio equipment. Mr. Bauer also served as a director of AmeriData Technologies, Inc. a publicly traded computer products and service company from 1991 until 1994 (now part of General Electric Corporation).

         Howard Moore has served as a director from August 2000 through the present date. From 1984, when Mr. Moore joined Toys 'R' Us as executive vice president and general merchandise manager, until 1990, when he retired, sales increased from $480 million to $4.8 billion. Mr. Moore served on the Toys 'R' Us board of directors from 1984 until June 2000. He is also founder and president of Howard Moore Associates, a company, which provides marketing, product licensing, packaging and merchandising consulting to the toy industry. Previously, he was president and CEO of Toy Town, USA, Inc. after founding and operating two other toy chain stores. Mr. Moore is currently serving as Vice Chairman of the Board of Cyber Merchants Exchange, Inc., a company traded on the OTC Bulletin Board.

          Robert Weinberg has served as a director from March 9, 2001 through the present date. Mr. Weinberg has considerable experience in toy products, marketing, licensing, merchandising and packaging. He is currently the founder and president of RJW & Associates, a marketing consulting firm based in Saddle River, New Jersey. Previously, he served in various positions of increasing responsibility with Toys "R" Us, rising through the ranks from buyer trainee in 1971 to Senior Vice President - General Merchandise Manager in 1977. In these later positions, he was responsible for purchasing advertising/marketing, imports, product development, store planning and allocations. He retired from Toys "R" Us in March 2000.

         Our directors serve for a term of one year, or until their successors shall have been elected and qualified. With the exception of Mr. Steele and Mr. Klecha who have employment agreements with us, our executive officers are appointed and serve at the discretion of the Board of Directors. There are no family relationships among any of our directors and executive officers. However, one of our key personnel, John Steele, our National Sales Director, is the son of Edward Steele, our Chief Executive Officer, President and Director.

BOARD COMMITTEES

         We have an audit committee, an executive compensation/stock option committee and a nominating committee. The audit committee consists of Messrs. Steele, Moore and Weinberg. The audit committee recommends the engagement of independent auditors to the board, initiates and oversees investigations into matters relating to audit functions, reviews the plans and results of audits with our independent auditors, reviews our internal accounting controls, and approves services to be performed by our independent auditors. The executive compensation/stock option committee consists of Messrs. Moore and Weinberg. The executive compensation/stock option committee considers and authorizes remuneration arrangements for senior management and grants options under, and administers our employee stock option plan. The entire Board of Directors operates as a nominating committee. The nominating committee is responsible for reviewing the qualifications of potential nominees for election to the Board of Directors and recommending the nominees to the Board of Directors for such election.

DIRECTOR'S COMPENSATION

         We currently reimburse each director for expenses incurred in connection with attendance at each meeting of the Board of Directors or a committee on which he serves. In addition, non- employee directors are entitled to be paid a fee of $1,000 for each stockholder and board meeting attended and each Director is entitled to receive 10,000 stock options each year. We usually grant these options to our directors on the day before our annual stockholders meeting and the options are valued at our stock's closing price on such date. The options are exercisable upon receipt for a period of five years.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

         We have adopted provisions in our certificate of incorporation and bylaws that limit the liability of our directors to the fullest extent permitted by the by the Delaware General Corporation Law. Pursuant to such provisions, no director will be liable to the Singing Machine or its stockholders for monetary damages for breaches of certain fiduciary duties as a director of the Singing Machine. The limitation of liability will not affect a director's liability for
(1) a breach of the director's duty of loyalty to the Singing Machine or its stockholders, (2) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (3) any unlawful distributions, or (4) a transaction from which the director receives an improper personal benefit. The limitation of liability also will not affect the availability of equitable remedies such as injunctive relief or rescission.

         Our certificate of incorporation and bylaws require, us to indemnify our officers and directors to the fullest extent permitted by Delaware law. We have also entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, judgments, fines and settlement amounts incurred by them in any action or proceeding, including any action by or in the right of the Singing Machine, arising out of the person's services as a director or executive officer of the Singing Machine or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling person based on the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

         The following table sets forth certain compensation information for the fiscal years ended March 31, 1998, 1999 and 2000 with regard to the Singing Machine's Chief Executive Officer and one other executive officer whose combined salary and bonus was in excess of $100,000 (the "Named Officers"):

                                                      SUMMARY COMPENSATION TABLE

                                        Annual Compensation                               Long Term Compensation
                            -----------------------------------------  -------------------------------------------------------
                                                                                     Awards                   Payments
                                                                        --------------------------------  --------------------
                                                                        Restricted     Securities
Name of Individual                                       Other Annual   Stock          Underlying/     LTIP     All Other
and Principal Position     Year     Salary     Bonus     Compensation   Award(s)       Options/SARs    Comp.    Payouts
----------------------------------------------------     -----------------------       ---------------------------------------
Edward Steele              2000   $189,363   $52,369        $7,575   $312,000(1)        30,000
Chief Executive            1999   $180,692   $52,369        $7,228        -0-           100,000        -0-        -0-
 Officer                   1998   $166,500   $ 3,180        $7,200        -0-               -0-        -0-        -0-

John Klecha                2000   $114,394   $26,184        $4,292   $234,000(2)
Chief Financial            1999   $ 88,200   $26,184        $3,614        -0-               -0-        -0-        -0-
Officer                    1998   $ 43,654   $ 1,442        $2,100        -0-               -0-        -0-        -0-

(1) As consideration for guaranteeing a loan, Mr. Steele received 200,000 shares of our common stock on June 28, 1999. The fair market value of the stock on the date of grant was $1.56 per share.

(2) As consideration for guaranteeing a loan, Mr. Klecha received 150,000 shares of our common stock on June 28, 1999. The fair market value of the stock on the date of grant was $1.56 per share.


                          OPTION GRANTS IN FISCAL 2000
                          ----------------------------

The following table sets forth information concerning all options granted to our officers and directors during the year ended March 31, 2000. No stock appreciation rights ("SAR's") were granted.

                                                 Total Options
                       Shares                    Granted to
                       Underlying                Employees in         Exercise Price
Name of Individual     Options Granted           Fiscal Year             Per Share         Expiration Date
----------------------------------------------------------------------------------------------------------
Edward Steele             30,000                    28.8%                  $1.66               6/25/05
John Klecha               39,000                    37.5%                  $1.66               6/25/05


AGGREGATED OPTION EXERCISES IN FISCAL YEAR ENDED MARCH 31, 2001 AND OPTION/WARRANT VALUES

         The following table sets forth information as to the exercise of stock options and warrants during the fiscal year ended March 31, 2000 by our officers listed in our Summary Compensation Table and the fiscal year-end value of unexercised options and warrants.

                                                                                    Value of
                                                          Number of                 Unexercised
                                                          Unexercised               In-the-Money
                                                          Options at                Options at
                                                          Fiscal Year End           Fiscal Year End
                                                          ---------------------------------------------
                        Shares Acquired    Value        Exercisable/              Exercisable/
Name of Individual      Upon Exercise      Realized     Unexercisable            Unexercisable
-------------------------------------------------------------------------------------------------------
Edward Steele                  0                 0       205,000/175,000         $719,550/$559,850

John Klecha               50,000           $78,500(1)     39,000/ 50,000         $  85,020/$39,000

(1) Value is based on the difference between our common stock on January 18, 2000, the date on which the option was exercised ($2.00) and the option exercise price ($0.43) times the number of options exercised.


(2) Value is based on the difference between the market price of our common stock on March 31, 2000 and the option exercise prices times the number of outstanding options.


EMPLOYEE STOCK OPTION PLAN

         Our amended and restated 1994 employee stock option plan provides for the granting of incentive stock options and non-qualified stock options to our employees, officers, directors and consultants. Our stock option plan is administered by our compensation committee. The total number of shares of our common stock that may be issued under our stock option plan is 1,300,000 shares. As of March 15, 2001, 1,235,000 options were issued and outstanding under our stock option plan.

EMPLOYMENT AGREEMENTS

         On May 15, 2000, we extended an existing employment agreement with Mr. Steele for a period of three years to expire on February 28, 2004. This employment agreement will automatically be extended for an additional year, unless either party gives written notice at least sixty days prior to the end of the three-year term. Pursuant to Mr. Steele's employment agreement, he is entitled to receive base compensation of $350,000 per year, which amount automatically increases during the second and third fiscal years by the greater of 5% or the annual increase in the consumer price index. The agreement also provides for bonuses based on a percentage of a bonus pool tied to our annual pre-tax net income (as defined in the agreement). Mr. Steele would receive 50% of the bonus pool. In the event of a termination of his employment following a change-in-control, Mr. Steele would be entitled to a lump sum payment of 300% of the amount of his total compensation in the twelve months preceding such termination. During the term of his employment agreement and for a period of one year after his termination for cause, or his voluntary termination of his employment agreement, Mr. Steele could not directly or indirectly compete with our company in the karaoke industry in the United States.

         On July 1, 2000, we entered into a new employment agreement with Mr. Klecha, for period of three years to expire on May 31, 2003. This employment agreement will automatically be extended for an additional year, unless either party gives written notice at least sixty days prior to the end of the three-year term. Pursuant to Mr. Klecha's employment agreement, he is entitled to receive base compensation of $275,000 per year, which amount automatically increases during the second and third fiscal years by the greater of 5% or the annual increase in the consumer price index. The agreement also provides for bonuses based on a percentage of a bonus pool tied to our annual pre-tax net income (as defined in the agreement). Mr. Klecha would receive 40% of the bonus pool. In the event of a termination of his employment following a change-in-control, Mr. Klecha would be entitled to a lump sum payment of 200% of the amount of his total compensation in the twelve months preceding such termination. During the term of his employment agreement and for a period of one year after his termination for cause, or his voluntary termination of his employment agreement, Mr. Klecha could not directly or indirectly compete with our company in the karaoke industry in the United States.

                              CERTAIN TRANSACTIONS
                              --------------------

         We have an agreement with FLX (a manufacturer of consumer electronics products in China) to produce electronic recording equipment based on our specifications. Paul Wu, a former director of ours, is the Chairman of the Board and a principal stockholder of FLX. During the fiscal years ended March 31, 1999 and 2000, we purchased approximately $1.0 million and $10.3 million respectively, in equipment from FLX. We believe that all of the foregoing transactions with FLX have been on terms no less favorable to us than could have been obtained from unaffiliated third parties in arms-length transactions under similar circumstances.

LOANS TO OFFICERS AND DIRECTORS

         On July 1, 1999, we loaned Edward Steele, our Chief Executive Officer, President and Director $55,000 for the purchase of two (2) units of our private placement. The note including interest of 9% matures on June 30, 2000, which note was extended until June 28, 2001. Interest has been paid on the note through June 28, 2000. The Note is secured by the securities comprising the private placement units.

         On July 1, 1999, we loaned John Klecha, our Chief Operating Officer, Chief Financial Officer and Director $55,000 for the purchase of two (2) units of our private placement. The note including interest of 9% matures on June 30, 2000, which note was extended until June 28, 2001. Interest has been paid on the note through June 28, 2000. The note is secured by the securities comprising the private placement units.

STOCK GRANTS FOR CREDIT FACILITY AND LETTER OF CREDIT GUARANTEES

         In June 1999, we arranged a credit facility with Main Factors, whereby Main Factors purchases certain of our accounts receivable. To secure the credit facility, John Klecha, our Chief Operating Officer and Chief Financial Officer, provided his personal payment guaranty. In July, 1999, we entered into an agreement with EPK Financial Corporation ("EPK") whereby EPK provides letters of credit with our factories to import inventory for distribution to our customers. To secure the letter of credit, Edward Steele, our Chief Executive Officer and President, and John Klecha, our Chief Operating Officer and Chief Financial Officer, provide their personal guarantees. In consideration for providing their personal guarantees of these credit facilities, we issued to 200,000 shares of our common stock to Mr. Steele and 150,000 shares of our common stock to Mr. Klecha in June 1999.

         On April 15, 1999, Mr. Bauer personally loaned the Singing Machine funds sufficient to pay one of our documents of acceptance in the amount of $33,948.66. As consideration for this loan, in March 2000, we issued Mr. Bauer warrants to purchase 10,000 shares of our common stock at an exercise price of $2.00 per share, exercisable until January 1, 2003.

         In July 1999, Mr. Bauer arranged for a credit facility with Bank Julius Baer in the amount of $1 million. Further, in order to ensure approval of the extension of credit by Bank Julius Bear, Mr. Bauer personally guaranteed the line of credit. The Bank Julius Bear credit loan was fully repaid by the Singing Machine in February 2000. As consideration for guarantying this loan, in March 2000, we granted him warrants to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share. The options expire in July 2005.

         In May 2000, Mr. Bauer advanced $500,000 to the Singing Machine. The loan was for a period of eight months and bore interest at the rate of 15% per annum. We repaid this loan in December 2000. As consideration for extending the loan, we granted Mr. Bauer warrants to purchase 25,000 shares of our common stock at an exercise price of $3.25 per share. The options expire on May 25, 2003.

         We believe that the above-described transactions are as fair to the Singing Machine as could have been obtained with unaffiliated parties.

                             PRINCIPAL STOCKHOLDERS
                             ----------------------

         The following table sets forth, as of March 15, 2001, certain information concerning beneficial ownership of our common stock by (i) each person known to us to own 5% or more of our outstanding common stock, (ii) all directors of the Singing Machine and (iii) all directors and officers of the Singing Machine as a group. At March 15, 2001, we had 4,362,920 shares of our common stock issued and outstanding. Unless otherwise indicated, the address for each person is The Singing Machine Company, Inc., 6601 Lyons Road, Building A-7, coconut Creek, Florida 33073.

         As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934 as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment rights.


                                    Shares Beneficially             Percent of
Name & Address                      Owned                           Class
--------------                      -------------------             ----------

John Klecha                               540,574(1)                    12.1%

Edward Steele                             625,924(2)                    13.1%

Josef Bauer                               575,266(3)                    12.9%

Howard Moore                              166,940(4)                     3.8%

Robert Weinberg                             2,050(5)                        *

Paul Wu                                   392,899(6)                     9.0%
c/o Colony Electronics
500 Hennessy Road
Causeway, Hong Kong

All Directors and Executive             1,910,754(7)                    38.4%
Officers as a Group (5 persons)

(1) Includes options to purchase 99,000 shares and warrants to purchase 20,000 shares of our common stock.
                                       39

(2) Includes options to purchase 390,000 shares and warrants to purchase 8,000 shares of our common stock.

(3) Includes options to purchase 10,000 shares and warrants to acquire 85,000 shares of our common stock. Also includes 108,400 shares held by the Bauer Family Limited Partnership.

(4) Includes 156,940 shares held by Mr. Moore, as Trustee for the Howard & Helen Moore Trust and options to purchase 10,000 shares of our common stock.

(5) Includes 1,800 shares held by a limited liability company, of which Mr. Weinberg is a 50% owner and 300 shares held by Mr. Weinberg's spouse. Mr Weinberg disclaims beneficial ownership of the shares held by his wife.

(6) Includes 237,932 shares held by FLX(HK) Ltd., 129,300 shares held by Colony Electronics and 25,667 shares held by Gemco Pacific, Inc. Mr. Paul Wu is a director of each of these companies and was a former director of the Singing Machine Company, Mr. Wu disclaims any beneficial ownership of the shares of FLX(HK) Ltd., Colony Electronics and Gemco.

(7) Includes options to purchase 469,000 shares and warrants to acquire 113,000 shares.

                            DESCRIPTION OF SECURITIES
                            -------------------------

          We are authorized to issue:

         * 18,900,000 shares of common stock,
         * 100,000 shares of Class A common stock, and
         * 1,000,000 shares of convertible preferred stock.

As of March 15, 2001, we have 4,362,920 shares of our common stock issued and outstanding and no shares of Class A common stock or convertible preferred stock are issued and outstanding.

COMMON STOCK

         The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Singing Machine, the holders of our common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive or other subscription rights, and, except as noted herein, there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and nonassessable.

CLASS A COMMON STOCK

         Our Certificate of Incorporation authorize the issuance of 100,000 shares of Class A Common Stock. In connection with our public offering in 1994, all issued shares of our Class A common stock were converted into shares of our common stock. We do not plan on issuing any shares of our Class A common stock and will delete this provision from our Certificate of Incorporation after obtaining approval from our stockholders at our next stockholder's meeting.

CONVERTIBLE PREFERRED STOCK

         Our Board of Directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. In April 1999, we authorized the issuance of 1,000,000 shares of our convertible preferred stock in connection with a private offering of our units. All of these shares of convertible preferred stock were converted into shares of our common stock automatically on April 1, 2000.

         We do not plan on issuing any shares of our convertible preferred stock in the near future and will delete this provision from our Certificate of Incorporation after obtaining approval from our stockholders at our next stockholder's meeting.

COMMON STOCK PUBLIC WARRANTS

         In 1994, we sold 1,200,000 common stock public warrants pursuant to our initial public offering. In 1995, we declared a dividend to our shareholders payable in the form of public warrants. As a result of the dividend, we issued an additional 456,000 public warrants. As of the date of this prospectus, there are 1,656,000 public warrants issued and outstanding. The following is a brief summary of the provisions of the public warrants:

         TERM. The original term of the public warrants was five (5) years from the date of our initial public offering dated November 10, 1994. The public warrants issued as a dividend in 1995 expire at the same time the original public warrants expire. On October 29, 1999, our Board of Directors extended the expiration date of the public warrants by one (1) year to November 10, 2001.

         EXERCISE PRICE. Ten (10) public warrants are required to purchase one
(1) share of our common stock. Ten (10) public warrants entitle the holder thereof to purchase at any time on or before November 10, 2000 (the "Expiration Date") one (1) share of our common stock at a price of $36.00 per share. After the expiration date, warrant holders have no further rights. The public warrants are subject to adjustments in their exercise price and in the number of shares of common stock or other securities deliverable upon the exercise thereof in the event of a stock dividend, stock split, reclassification, reorganization, consolidation, or merger. Warrant holders do not have any voting or any other rights as shareholders of the Singing Machine.

         The public warrants may be exercised by surrendering the certificate evidencing such public warrant, with the form of election to purchase on the reverse side of such certificate properly completed and executed, together with payment of the exercise price and any transfer tax, to the warrant agent. If less than all of the public warrants evidenced by a warrant certificate are exercised, a new certificate will be issued for the remaining number of public warrants. Payment of the exercise price may be made by cash, bank draft, or official bank or certified check equal to the exercise price.

         The exercise price of the public warrants bears no relation to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities.

         We have authorized and reserved for issuance a sufficient number of common stock to permit the exercise of all public warrants to be issued. All common stock issued upon exercise of the public warrants, if exercised in accordance with their terms, will be fully paid and non- assessable.

         ADJUSTMENTS. The exercise price and the number of common shares purchasable upon exercise of the public warrants are subject to adjustment upon the occurrence of certain events. The original public warrants issued in connection with our Initial Public Offering were subject to adjustment on two occasions. The first occurrence was the 1995 dividend paid to shareholders and the second occurrence was our 1997 bankruptcy reorganization. In 1995, we issued 456,000 Public Warrants as a dividend to shareholders increasing the aggregate number of outstanding Public Warrants to 1,656,000. On April 11, 1997, we filed a voluntary bankruptcy petition to reorganize pursuant to Chapter 11. Our Amended Plan of Reorganization (the "Plan") was confirmed by the Bankruptcy Court on March 17, 1998. In accordance with the Plan, on April 1, 1998, we effectuated a one-for-ten (1:10) reverse stock split. As a result of the reorganization, ten (10) Public Warrants are now required to purchase one (1) share of common stock, at $36.00 per share. However, we may extend the expiration date of the Public Warrants and/or adjust the exercise price.

         TRANSFER, EXCHANGE AND EXERCISE. The Public Warrants are in registered form and may be presented for transfer, exchange or exercise at any time before the expiration date of November 10, 2001, at which time the Public Warrants become wholly void and of no value.

         WARRANTHOLDER NOT SHAREHOLDER. The Public Warrants do not confer upon holders any dividend, voting, preemptive or any other rights as a shareholder of the Singing Machine.

STOCK OPTION PLAN

         We have reserved an aggregate of 1,300,000 shares of our common stock under our stock option plan. As of March 15, 2001, we have granted 1,235,000 options to our officers, directors and employees under our stock option plan. The exercise price of these options ranges from $.43 per share to $4.90 per share.

OTHER OUTSTANDING OPTIONS AND WARRANTS

         In addition to our public warrants and options granted under our stock option plan, we have granted 417,400 other warrants, all of which are being included in this registration statement. The exercise price of these warrants ranges from $1.375 per share to $3.25 per share.

TRANSFER AGENT AND WARRANT AGENT

         The transfer agent and the warrant agent for our common stock and public warrants is Continental Stock Transfer & Trust Co., 2 Broadway, New York, New York 10004.

                              SELLING STOCKHOLDERS
                              --------------------

         The table below sets forth information regarding ownership of our common stock by the selling stockholders on March 1, 2001 and the number of securities to be sold by them under this prospectus. Only three of our selling shareholders have a material relationship with the Singing machine. They are Eddie Steele, our Chief Executive Officer, John Klecha our President, Chief Financial Officer, Chief Operating Officer, Treasurer and Secretary and Josef Bauer, our of our directors.

                                        SECURITIES OWNED PRIOR TO OFFERING                  SECURITIES AFTER OFFERING
                                   ---------------------------------------------          ----------------------------
                                                    SHARES OF
                                                    COMMON                                NUMBER OF
                                   SHARES OF        STOCK           PERCENT OF            SHARES OF        PERCENT OF
NAME OF                            COMMON           OFFERED         COMMON                COMMON           COMMON
SELLING STOCKHOLDER                STOCK(1)         HEREBY(1)       STOCK                 STOCK            STOCK
-------------------                -----------      -----------     -------------         --------------   -----------
Itamar Jones Zac                    4,000(2)          4,000(2)            *                        0            *

Aton Trust Reg.                   240,000           240,000               *                        0            *

Bank Sal. Oppenheim Jr.
& CIE (Switzerland) Ltd.          140,000           140,000               *                        0            *

Albert Wardi                       12,000            12,000               *                        0            *

Wolcot Capital Inc.
Money Purchase Plan                24,000            24,000               *                        0            *

Sebastian Angelico                  4,000             4,000               *                        0            *

Anthony Broy                        4,000(2)          4,000(2)            *                        0            *

Wendy Blauner                      24,000            24,000               *                        0            *

Entropy Holdings LLC               10,000            10,000               *                        0            *

Sil Venturi                         4,000             4,000               *                        0            *

Frederick A. Merz                   4,000             4,000               *                        0            *

Clarion Finanz A.G.                67,000(2)         67,000(2)            *                        0            *

SISM Research and
Investment Services                10,000(2)         10,000(2)            *                        0            *

Dunedin, Inc.                      95,400(2)         95,400(2)            *                        0           0%

FRS Investments, Inc.              85,000(2)         85,000(2)            *                        0           0%

Maureen LaRouche                    5,000(2)          5,000(2)            *                        0            *

Neal Berkman                       25,000(2)         25,000(2)            *                        0            *

John Klecha                       540,574(3)        383,000(4)        12.1%                  157,574         3.2%

Eddie Steele                      625,924(5)        155,000(6)        13.1%                  470,924         9.1%

Joseph Bauer                      575,266(7)         85,000(8)        12.9%                  490,266        10.2%

------------------
*     Less than 1%.

(1) Assumes that all of our warrants are exercised to purchase shares of our common stock. No assurance can be given as to the timing of the exercise of the warrants or as to whether all or any of the warrants will be exercised.

(2)   Represents shares to be acquired upon the exercise of warrants.

(3) Includes options to purchase 99,000 shares and warrants to purchase 20,000 shares of our common stock.

(4)   Includes 20,000 shares to be acquired upon the exercise of warrants.

(5) Includes options to purchase 390,0000 shares and warrants to purchase 8,000 shares of our common stock.

(6)   Includes 8,000 shares to be acquired upon the exercise of warrant.

(7) Includes warrants to acquire 85,000 shares of our common stock and options to acquire 10,000 shares of our common stock. Also includes 108,400 shares held by the Bauer Family Limited Partnership.

(8)   Includes 85,000 shares to be acquired upon the exercise of warrants.


         The information provided in these tables has been obtained from the records of our transfer agent. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholders sell all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offfering. In addition, any selling stockholder may have sold, transferred or otherwise disposed or, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares beneficially owned by them, all or a portion of the shares beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

                              PLAN OF DISTRIBUTION
                              --------------------

         We are registering 1,375,400 shares on behalf of certain selling stockholders. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus may sell the shares from time to time. The selling stockholders will act independently of the Singing Machine in making decisions with respect to the timing, manner and size of each sale. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on one or more exchanges, in the over-the-counter market or otherwise, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of the sale or at negotiated prices.

         The selling stockholders may effect such transactions by selling the shares directly to purchasers or through broker-dealers (which may act as agents or principals). The shares may be sold in one or more of, or a combination of the following:

         - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to the prospectus,

         - an exchange distribution in accordance with the rules of such exchange;

         - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

         - in privately negotiated transactions.

         To the extent required, we may amend or supplement this prospectus, from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

         The selling stockholders may enter into hedging transactions with broker-dealers in connection with the distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker- dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with the sale of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinated broker acting in connection with the proposed sale of shares by selling stockholders.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.


         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of up to five business days (or such other applicable period as Regulation M may provide) prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.


         We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

         - the name of each such selling stockholder and of the participating broker-dealer(s),

         -  the number of shares involved,

         -  the price at which such shares were sold,

         - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

         - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

         -  other facts material to the transaction.

         In addition, we will file a supplement to this prospectus if a selling shareholder notifies us that a donee or pledgee intends to sell more than 500 shares.

         We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                         SHARES ELIGIBLE FOR FUTURE SALE
                         -------------------------------

         As of March 15, 2001, we have 4,362,920 shares of our common stock issued and outstanding. Assuming exercise of all the warrants included in this prospectus, we will have 4,780,320 shares of common stock outstanding. Of these shares, all of the shares registered in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. Shares that can not be traded without restriction are referred to as "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered of if they qualify for an exemption from registration under Rule 144 of the Securities Act.

RULE 144

         In general, under Rule 144 as currently in effect, a person (or group of person whose shares are aggregated), including affiliates of the Singing Machine, who have beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period, an amount of restricted securities that does not exceed the greater of:

         * 1% of the number of shares of common stock then outstanding (approximately 43,631 shares as of March 15, 2001); or

         * the average weekly trading volume in the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

         Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

         Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

         No prediction can be made as to the effect, if any that market sales of the Singing Machine's common stock, or the availability of the common stock for sale, will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of a significant number of shares of the Singing Machine's common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the common stock and impair our future ability to raise capital through an offering of equity securities. See "Risk Factors - Future sales of our common stock may depress our stock price."

STOCK OPTIONS

         We intend to file a registration statement on Form S-8 to register 1.3 million shares of common stock underlying options granted or to be granted under our 1994 stock option plan. The registration statement will become effective automatically upon filing. As of March 15, 2001, we have 1,235,000 options issued under our 1994 stock option plan.

                                  LEGAL MATTERS
                                  -------------

         The validity of the securities being offered hereby will be passed upon by English, McCaughan & O'Bryan, P.A., 100 N.E. Third Ave., Suite 1100, Ft. Lauderdale, Florida 33301.

                                     EXPERTS
                                     --------


         Our financial statements for the years ended March 31, 2000 and March 31, 1999 appearing in this prospectus and registration statement have been audited by Weinberg and Company, P.A., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon the report given on the authority of the firm as experts in accounting and auditing.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION
                    -----------------------------------------


         We have filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 pursuant to the Securities Act of 1933, as amended, with respect to the offer, issuance and sale of 1,375,400 shares of our common stock. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock to be sold in this offering, we make reference to the registration statement. Although this prospectus contains all material information regarding us, statements contained in this prospectus as the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we make reference to the copy of the contract, agreement, or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the reference.


         You may read and copy all or any portion of the registration statement or any other information, which we filed at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. The address for the SEC's public reference room in Washington, D.C. is Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You can request copies of these documents, upon payment of a duplicating filing fee, by writing to the SEC. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you free or charge at the SEC's web site at http://www.sec.gov.

                        THE SINGING MACHINE COMPANY, INC.

                          INDEX TO FINANCIAL STATEMENTS

                     UNAUDITED FINANCIAL STATEMENTS FOR THE
            NINE MONTHS ENDED DECEMBER 31, 2000 AND DECEMBER 30, 1999


Consolidated Balance Sheets - December 31, 2000 (Unaudited) and
March 31, 2000 (Audited)                                                 F-2

Consolidated Statement of Operations - Three and Nine months Ended
December 31, 2000 and 1999 (Unaudited)                                   F-3

Consolidated Statement of Cash Flows . - Three and Nine Months Ended
December 31, 2000 and 1999 (Unaudited)                                   F-4

Notes to Consolidated Financial Statements                               F-5


                  AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEARS
                           ENDED MARCH 31, 2000 AND MARCH 31, 1999


Independent Auditor's Report                                             F-8

Consolidated Balance Sheet as of March 31, 2000                          F-9

Consolidated Statement of Income for the Years Ended                     F-10
March 31, 2000 and 1999

Consolidated Statements of Changes in Stockholders' Equity for the Years
Ended March 31, 2000 and 1999                                            F-11

Consolidated Statements of Cash Flows for the Years ended                F-12
March 31, 2000 and 1999

Notes to Consolidated Financial Statements as of March 31, 2000          F-13


                                 THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                                            CONSOLIDATED BALANCE SHEETS

                                                      ASSETS

                                                                                December 31,         March 31,
                                                                                    2000               2000
                                                                                 -----------          -------
                                                                                 (unaudited)
CURRENT ASSETS:
  Cash                                                                          $    411,184      $    378,848
  Accounts Receivable                                                              4,965,001           728,038
  Due from Factor                                                                  2,630,918           115,201
  Due from Officer(s)                                                                110,000           110,000
  Due from related party                                                                --             394,706
  Inventory - net                                                                  2,563,634         1,487,206
  Interest Receivable                                                                  4,950             7,425
  Prepaid Expenses and
    Other Current Assets                                                             546,070           204,311
  Deferred Tax Asset                                                                 363,194           363,194
                                                                                ------------      ------------
         TOTAL CURRENT ASSETS                                                     11,594,951         3,788,929

PROPERTY AND EQUIPMENT, NET                                                          291,218            99,814

OTHER ASSETS:
  Reorganization Intangible - net                                                    389,434           458,158
                                                                                ------------      ------------
         TOTAL ASSETS                                                           $ 12,275,603      $  4,346,901
                                                                                ============      ============

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts Payable                                                                 1,517,104           354,193
  Accrued Expenses                                                                 1,739,366            73,675
  Income taxes payable                                                               769,583            11,994
  Notes Payable                                                                            0                 0
  Due to related party                                                               204,683               753
                                                                                ------------      ------------
         TOTAL CURRENT LIABILITIES                                                 4,230,736           440,615
                                                                                ------------      ------------

SHAREHOLDERS' EQUITY:
Preferred Stock, $1.00 par value;
 1,000,000 shares authorized,
 issued and outstanding                                                                 --           1,000,000
Common Stock, $.01 par value;
 18,900,000 shares authorized;
 4,362,920 and 2,960,120, shares
 issued and outstanding,
 respectively                                                                         43,629            29,600
Common stock to be issued
 (50,000 and 67,500 shares,
  respectively)                                                                          500               675
Additional Paid In Capital                                                         3,285,840         1,719,049
Deferred Guarantee Fees                                                             (228,629)         (400,101)
Retained Earnings                                                                  4,943,528         1,557,063
                                                                                ------------      ------------
         TOTAL SHAREHOLDERS' EQUITY                                                8,044,868         3,906,286
                                                                                ------------      ------------

TOTAL LIABILITIES
 AND SHAREHOLDERS' EQUITY                                                       $ 12,275,603      $  4,346,901
                                                                                ============      ============

          See accompanying notes to consolidated financial statements.


                                 THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                                      (Unaudited)



                                                Three Months Ended                   Nine Months Ended
                                          December 31,      December 31,      December 31,      December 31,
                                              2000             1999               2000              1999
                                          -------------    -------------     -------------      -------------

NET SALES                                 $ 21,008,040      $  8,640,813      $ 38,863,337      $ 16,967,618

COST OF SALES                               16,318,104         6,393,568        29,349,574        12,494,742
                                          ------------      ------------      ------------      ------------

GROSS PROFIT                                 4,689,936         2,247,245         9,513,763         4,472,876

SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES                     2,259,606           938,747         4,806,054         1,921,996
                                          ------------      ------------      ------------      ------------

INCOME FROM OPERATIONS                       2,430,330         1,308,498         4,707,709         2,550,880

OTHER INCOME (EXPENSES):
  Other income                                  10,268             5,480            14,214            16,142
  Interest expense                            (201,294)          (40,430)         (404,486)          (48,681)
  Interest income                                6,594                 0            41,809                 0
  Factoring fees                              (144,245)         (150,416)         (212,743)         (347,689)
                                          ------------      ------------      ------------      ------------

                  NET OTHER EXPENSES          (328,677)         (185,366)         (561,206)         (380,228)

INCOME BEFORE INCOME TAX
  EXPENSE                                    2,101,653         1,123,132         4,146,503         2,170,652

INCOME TAX EXPENSE                             371,522                 0           760,038                 0

NET INCOME                                $  1,730,131      $  1,123,132      $  3,386,465      $  2,170,652
                                          ============      ============      ============      ============

NET INCOME PER COMMON SHARE
  Basic                                   $       0.40      $       0.39      $       0.81      $       0.75
                                          ============      ============      ============      ============
  Diluted                                 $       0.34      $       0.23      $       0.69      $       0.53
                                          ============      ============      ============      ============

WEIGHTED AVERAGE COMMON AND
 COMMON EQUIVALENT SHARES OUTSTANDING
  Basic                                      4,360,772         2,898,500         4,190,480         2,898,500
  Diluted                                    5,124,436         4,812,900         4,906,869         4,110,317

          See accompanying notes to consolidated financial statements.


                                     THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                                           CONSOLIDATED STATEMENT OF CASH FLOWS




                                                 Three Months Ended                 Nine Months Ended
                                            December 31,     December 31,     December 31,     December 31,
                                                2000             1999            2000              1999
                                            ------------     ------------     -----------      -----------
NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES                      $ 5,985,004      $ ( 295,523)     $ 1,623,779      $(1,294,369)
                                            -----------      -----------      -----------      -----------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
  Purchase of property and
    equipment                                   (45,613)          34,759         (255,007)         (96,796)
  Due from factor                            (2,260,398)          (7,554)      (2,515,717)         (32,214)
  Due from related parties                       (3,143)         394,706           (5,559)
                                            -----------      -----------      -----------      -----------
         Net cash provided by (used in)
          investing activities               (2,306,011)          24,062       (2,376,018)        (149,241)
                                            -----------      -----------      -----------      -----------

CASH FLOW FROM FINANCING
 ACTIVITIES:
  Proceeds from issuance of common
   stock & exercise of warrants
   and options                                  188,000               --          580,645               --
  Proceeds from issuance of preferred
   stock                                             --               --               --        1,375,000
  Net proceeds from related party            (3,352,085)              --          203,930               --
  Net proceeds from notes payable              (600,000)         831,873               --          852,011
                                            -----------      -----------      -----------      -----------
         Net cash provided by
          financing activities               (3,764,085)         831,873          784,575        2,227,011
                                            -----------      -----------      -----------      -----------

Increase in cash and cash
 equivalents                                    (85,092)         560,412           32,336          783,401

Cash and cash equivalents
  - beginning of period                         496,276          272,277          378,848           49,288
                                            -----------      -----------      -----------      -----------

CASH AND CASH EQUIVALENTS
  - END OF PERIOD                           $   411,184      $   832,689      $   411,184      $   832,689
                                            ===========      ===========      ===========      ===========

          See accompanying notes to consolidated financial statements.

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

                                   (Unaudited)

NOTE 1 -  CONSOLIDATED FINANCIAL STATEMENTS

          The accompanying consolidated financial statements of the Company have been prepared in accordance with the instructions to Form 10-QSB and, therefore, omit or condense certain footnotes and other information normally included in financial statements prepared in accordance with generally accepted accounting principles. It is suggested that these consolidated condensed financial statements should be read in conjunction with the Company's financial statements and notes thereto included in the Company's audited financial statements on Form 10-KSB for the fiscal year ended March 31, 2000.

          The accounting policies followed for interim financial reporting are the same as those disclosed in Note 1 of the Notes to Financial Statements included in the Company's audited financial statements for the fiscal year ended March 31, 2000, which are included in Form 10-KSB.

          In the opinion of management, all adjustments which are of a normal recurring nature and considered necessary to present fairly the financial positions, results of operations, and cash flows for all periods presented have been made.

          The results of operations for the nine month period ended December 31, 2000 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 2001.

          The accompanying consolidated condensed financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant inter-company balances and transactions have been eliminated. Assets and liabilities of the foreign subsidiary are translated at the rate of exchange in effect at the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustment is not material.

NOTE 2 -  MAJOR CUSTOMERS

          As a percentage of total revenues, the Company's net sales in the aggregate to its five (5) largest customers during the quarters ended December 31, 2000 and 1999 were approximately 81% and 73%, respectively. For the nine months ending December 31, 2000, two (2) major retailers accounted for 36% and 19% each of total

                THE SINGING MACHINE COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

                                   (Unaudited)

NOTE 2 -  MAJOR CUSTOMERS (Cont'd)

          revenues. Because of the seasonality of the Company's sales, these results may be distorted due to the historically high percentage of overall sales during the Company's second and third fiscal quarters of each year.

NOTE 3 -  LOANS PAYABLE

          During May 2000, the Company entered into two working capital loan agreements of $100,000 and $500,000, respectively. The loans extend over a maximum period of eight months, bear interest at 15% per annum, and are secured by corporate guarantees. In addition, the lenders were granted 5,000 and 25,000 stock options, respectively, to purchase shares of the Company's common stock at an exercise price of $3.25. The 30,000 stock options were accounted for as expense based on the estimated value of the options at the grant dates which aggregate aproximately $38,000. As of December 31, these loans have been paid in full.

NOTE 4 -  EXERCISE OF STOCK OPTIONS AND WARRANTS AND MODIFICATION

          Stock options and warrants were exercised during the third quarter of fiscal year 2001. 104,000 shares of common stock were issued with proceeds to the Company of $188,000.

          On October 26,2000, the Company extended the expiration of the Company's Public Warrants to November 10, 2001. All other terms and conditions of the Public Warrants shall remain the same (exercise price, manner of exercise, etc.)

NOTE 5 -  ISSUANCE OF STOCK OPTIONS TO EMPLOYEES

          At the end of September 2000, the Company issued 648,000 options to employees of the Company. The exercise price of these options is $3.06 per option. This price is equal to the fair market value of the Company's common stock on the grant date. These options were accounted for in accordance with APB No. 25.

NOTE 6 -  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The Company has an agreement with FLX (a China manufacturer of consumer electronics products) to produce electronic recording equipment based on the Company's specifications. Paul Wu, a former director of the

          Company, is Chairman of the Board and a principal stockholder of FLX. During the fiscal years ended March 31, 2000 and 1999, the Company purchased approximately $10.3 million and $1.7 million respectively, in equipment from FLX. The amount due to FLX at December 31, 2000 of $204,683 is included in the related party payable. The Company believes that all of the foregoing transactions with FLX have been on terms no less favorable to the Company than could have been obtained from unaffiliated third parties in arms-length transactions under similar circumstances.

NOTE 7 -  ADVANCES

          In November 2000, the Company advanced a refundable amount of $170,000 to a potential acquiree. The transaction is subject to a due diligence review, which must be completed by June 1, 2001. This amount is included in Prepaid and Other Current Assets at December 31, 2000.

NOTE 8 -  INCOME TAXES

          The Company computes income taxes at interim periods on a current year-to-date basis using the effective tax rate expected to be applicable for the full fiscal year.

          The Company files separate tax returns for the parent and for its Hong Kong subsidiary. During the nine months ended December 31, 2000, the Company's parent generated nominal losses compared to the income generated by its subsidiary. Accordingly, the Company has maintained its estimated net deferred tax asset of $363,194 based on the its cumulative U.S. net operating losses.

NOTE 9 -  SEGMENTS

          The Company operates in one business segment. Sales during the three months and nine months ended December 31, 2000, were generated in the following geographic regions.

                                   Three Months     Nine Months
                                       Ended           Ended

                 United States     $20,835,330     $38,425,625
                 Europe/Asia           172,710         437,713
                                   -----------     -----------
                 Total Sales       $21,008,040     $38,863,338
                                   ===========     ===========

                          Independent Auditors' Report

Board of Directors and Shareholders:
  The Singing Machine Company, Inc.
   and Subsidiary

We have audited the accompanying consolidated balance sheet of The Singing Machine Company, Inc. and Subsidiary as of March 31, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Singing Machine Company, Inc. and Subsidiary as of March 31, 2000, and the results of their operations and their cash flows for the two years then ended in conformity with generally accepted accounting principles.


/s/ WEINBERG & COMPANY, P.A.



Boca Raton, Florida
June 12, 2000

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 31, 2000


                                     ASSETS
                                     ------
CURRENT ASSETS

   Cash                                                                                       $   378,848
   Trade accounts receivable                                                                      728,038
   Inventories                                                                                  1,487,206
   Interest receivable                                                                              7,425
   Due from factor                                                                                115,201
   Due from officers                                                                              110,000
   Due from related party                                                                         394,706
   Prepaid expenses and other current assets                                                      204,311
   Deferred tax asset                                                                             363,194
                                                                                              -----------
     Total Current Assets                                                                       3,788,929

PROPERTY AND EQUIPMENT - NET                                                                       99,814

OTHER ASSETS

   Reorganization intangible - net                                                                458,158
                                                                                              -----------

TOTAL ASSETS                                                                                  $ 4,346,901
------------                                                                                  ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
CURRENT LIABILITIES

   Trade accounts payable                                                                     $   354,193
   Accrued expenses                                                                                73,675
   Income taxes payable                                                                            11,994
   Due to related party                                                                               753
                                                                                              -----------
     Total Current Liabilities                                                                    440,615
                                                                                              -----------

STOCKHOLDERS' EQUITY

   Preferred stock, $1.00 par value, 1,000,000 shares authorized, 1,000,000 shares
     issued and outstanding                                                                     1,000,000
   Common stock, Class A, $0.01 par value, 100,000 shares authorized, none
     issued and outstanding                                                                            --
   Common stock, $0.01 par value, 73,900,000 shares authorized, 2,960,120 shares
     issued and outstanding                                                                        29,600
   Common stock to be issued (67,500 shares)                                                          675
   Additional paid-in capital                                                                   1,719,049
   Retained earnings                                                                            1,557,063
                                                                                              -----------
                                                                                                4,306,387
  Less deferred stock based guarantee fees                                                       (400,101)
                                                                                              -----------

     Total Stockholders' Equity                                                                 3,906,286
                                                                                              -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                    $ 4,346,901
                                                                                              ===========

          See accompanying notes to consolidated financial statements.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999

                                                                       2000            1999
                                                                   ------------    ------------
NET SALES                                                          $ 19,032,320    $  9,547,816

COST OF SALES                                                        13,727,377       7,029,359
                                                                   ------------    ------------

GROSS PROFIT                                                          5,304,943       2,518,457
                                                                   ------------    ------------

Compensation                                                            864,282         715,625
Consulting fees                                                         409,080          22,407
Selling, general and administrative expenses                          2,505,913         806,774
                                                                   ------------    ------------
TOTAL OPERATING EXPENSES                                              3,779,275       1,544,806
                                                                   ------------    ------------
INCOME FROM OPERATIONS                                                1,525,668         973,651
                                                                   ------------    ------------
OTHER INCOME (EXPENSES)
   Other income                                                           8,710           2,784
   Royalty income                                                         2,941              --
   Interest income                                                       21,255           3,254
   Interest expense                                                    (117,349)         (5,427)
   Stock based guarantee fees                                          (434,274)             --
   Factoring fees                                                      (429,265)       (220,106)
                                                                   ------------    ------------
     Net Other Expenses                                                (947,982)       (219,495)
                                                                   ------------    ------------

INCOME BEFORE INCOME TAXES                                              577,686         754,156

INCOME TAX BENEFIT - NET                                                160,299         170,000
                                                                   ------------    ------------

NET INCOME                                                         $    737,985    $    924,156
                                                                   ============    ============

EARNINGS PER SHARE
   Basic                                                           $     0.2322    $     0.3733
                                                                   ------------    ------------
   Diluted                                                         $     0.1894    $     0.3565
                                                                   ------------    ------------

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING
   Basic                                                              2,726,022       2,475,308
                                                                   ------------    ------------
   Diluted                                                            3,341,866       2,592,167
                                                                   ------------    ------------

          See accompanying notes to consolidated financial statements.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999

                                                                                        Common Stock and               Additional
                                                       Preferred Shares             Common Stock to be Issued           Paid-in
                                                   Shares           Amount           Shares            Amount           Capital
                                                 ----------       ----------       ----------        ----------        ----------
Balance, March 31, 1998                                  --       $       --        2,468,066        $   24,680        $       --

Issuance of common stock for services                    --               --           30,385               304            15,600

Net income 1999                                          --               --               --                --                --
                                                 ----------       ----------       ----------        ----------        ----------

Balance, March 31, 1999                                  --               --        2,498,451            24,984            15,600

Issuance of preferred stock for cash              1,000,000        1,000,000               --                --           331,017

Common stock to be issued for exercise of
  common stock warrants                                  --               --           16,000               160            31,840

Common stock issued for legal and other
  services                                               --               --           50,049               500            99,598

Common stock retired - bankruptcy payables               --               --           (5,880)              (59)               59

Common stock issued as guarantee fee                     --               --          350,000             3,500           587,125

Common stock to be issued as guarantee fee               --               --           50,000               500           243,250

Exercise of common stock options
  (includes 1,500 shares to be issued)                   --               --           69,000               690            28,980

Issuance of common stock options to
  consultants                                            --               --               --                --           381,580

Dividends paid on preferred stock                        --               --               --                --                --

Net Income, 2000                                         --               --               --                --                --
                                                 ----------       ----------       ----------        ----------        ----------

BALANCE, MARCH 31, 2000                           1,000,000       $1,000,000        3,027,620        $   30,275        $1,719,049
                                                 ==========       ==========       ==========        ==========        ==========


[RESTUBBED}

                                                                      Deferred
                                                   Retained          Guarantee
                                                   Earnings            Fees              Totals
                                                 -----------        -----------        -----------
Balance, March 31, 1998                          $        --        $        --        $    24,680

Issuance of common stock for services                     --                 --             15,904

Net income 1999                                      924,156                 --            924,156
                                                 -----------        -----------        -----------

Balance, March 31, 1999                              924,156                 --            964,740

Issuance of preferred stock for cash                      --                 --          1,331,017

Common stock to be issued for exercise of
  common stock warrants                                   --                 --             32,000

Common stock issued for legal and other
  services                                                --                 --            100,098

Common stock retired - bankruptcy payables                --                 --                 --

Common stock issued as guarantee fee                      --           (400,101)           190,524

Common stock to be issued as guarantee fee                --                 --            243,750

Exercise of common stock options
  (includes 1,500 shares to be issued)                    --                 --             29,670

Issuance of common stock options to
  consultants                                             --                 --            381,580

Dividends paid on preferred stock                   (105,078)                --           (105,078)

Net Income, 2000                                     737,985                 --            737,985
                                                 -----------        -----------        -----------

BALANCE, MARCH 31, 2000                          $ 1,557,063        $  (400,101)       $ 3,906,286
                                                 ===========        ===========        ===========

          See accompanying notes to consolidated financial statements.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED MARCH 31, 2000 AND 1999

                                                                                             2000               1999
                                                                                         -----------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                           $   737,985        $   924,156
      Adjustments to reconcile net income to net cash used in operating activities
      Depreciation and amortization                                                          116,369            144,234
      Stock based professional fees                                                           35,812             15,904
      Stock based guarantee fees                                                             434,274                 --
      Stock based consulting fees                                                            381,580                 --
      Deferred tax benefit                                                                  (193,194)          (170,000)
    Changes in assets and liabilities:
    (Increase) decrease in:
      Trade accounts receivable                                                              399,933           (769,127)
      Inventories                                                                         (1,062,401)           (14,513)
      Interest receivable                                                                     (7,425)                --
      Prepaid expenses and other assets                                                     (177,158)            17,600
    Increase (decrease) in:
      Trade accounts payable                                                                (440,797)           (25,465)
      Accrued expenses                                                                      (319,251)          (126,456)
      Income tax payable                                                                      11,994                 --
                                                                                         -----------        -----------

      Net cash used in operating activities                                                  (82,279)            (3,667)
                                                                                         -----------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                                                      (108,103)            (3,023)
    Due from factor                                                                         (115,201)                --
    Due from officer                                                                         (96,120)            11,609
    Due from related parties                                                                (394,706)                --
                                                                                         -----------        -----------

      Net cash provided by (used in) investing activities                                   (714,130)             8,586
                                                                                         -----------        -----------

CASH FLOW FROM FINANCING ACTIVITIES
    Proceeds from exercise of stock options                                                   29,670                 --
    Proceeds from exercise of warrants                                                        32,000                 --
    Proceeds from issuance of preferred stock                                              1,360,205                 --
    Due from related parties                                                                     753                 --
    Payment of dividends on preferred stock                                                 (105,078)                --
    (Decrease) in notes payable                                                              (63,000)           (37,000)
    (Decrease) increase in due to factor                                                    (128,581)            73,599
                                                                                         -----------        -----------

      Net cash provided by financing activities                                            1,125,969             36,599
                                                                                         -----------        -----------

Increase in cash and cash equivalents                                                        329,560             41,518

Cash and cash equivalents - beginning of year                                                 49,288              7,770
                                                                                         -----------        -----------
CASH AND CASH EQUIVALENTS - END OF YEAR                                                  $   378,848        $    49,288
--------------------------------------                                                   ===========        ===========

Supplemental disclosures of cash flow information:

  Cash paid during the year for interest                                                 $    95,658        $    10,327
                                                                                         ===========        ===========
  Cash paid during the year for income taxes                                             $    20,901        $        --
                                                                                         ===========        ===========

          See accompanying notes to consolidated financial statements.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

10

NOTE 1            ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------            -----------------------------------------------------------

                  (A) Organization
                  ----------------

                  The Singing Machine Company, Inc., and Subsidiary (the "Company") is primarily engaged in the production, marketing and sale of consumer karaoke audio equipment, accessories, and recordings. The products are sold directly to distributors and retail customers.

                  (B) Principles of Consolidation
                  -------------------------------

                  The consolidated financial statements include the accounts of The Singing Machine Company, Inc. and its wholly-owned Hong Kong Subsidiary, International SMC (HK) Limited ("Hong Kong Subsidiary"). All significant intercompany accounts and transactions have been eliminated in the consolidation.

                  (C) Foreign Currency Translation
                  --------------------------------

                  The functional currency of the Company's international Hong Kong Subsidiary is the local currency. The financial statements of the subsidiary are translated to United States dollars using year-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues, costs, and expenses. Net gains and losses resulting from foreign exchange transactions are included in the consolidated statements of operations and were not significant during the periods presented. The cumulative translation adjustment and effect of exchange rate changes on cash at March 31, 2000 was not material.

                  (D) Use of Estimates
                  --------------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  (E) Cash and Cash Equivalents
                  -----------------------------

                  For purposes of the cash flow statement the Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  (F) Inventories
                  ---------------

                  Inventories primarily consist of finished goods, which are comprised of electronic karaoke audio equipment, accessories, audiotapes, and compact discs. Inventories are stated at the lower of cost or market, as determined using the first in, first out method.

                  (G) Investment in Song Library
                  ------------------------------

                  At March 31, 1999, the carrying value of an investment in song library was reduced to zero and the amortization expense charged to operations totaled $46,590 for the year ended March 31, 1999.

                  (H) Property and Equipment
                  --------------------------

                  Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets over 3 to 7 years.

                  (I) Income Taxes
                  ----------------

                  Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS 109"). Under SFAS 109 deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                  (J) Concentration of Credit Risk
                  --------------------------------

                  The Company maintains its cash in bank deposit accounts, which, at times, exceed federally insured limits. At March 31, 2000, the Company had $309,683 in US deposits, which exceed federally insured limits. The Company has not experienced any losses in such accounts through March 31, 2000.

                  (K) Revenue Recognition
                  -----------------------

                  Revenue from the sale of equipment, accessories, and recordings are recognized upon shipment and are reported net of actual and estimated future returns and allowances. The Company allows returns up to 90 days after sale.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  (L) Earnings Per Share
                  ----------------------

                  In accordance with, Statement of Financial Accounting Standards No. 128 "Earnings per Share", basic earnings per share is computed by dividing the net income less preferred dividends for the period by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income less preferred dividends (due to their anti-dilutive effect - see below) by the weighted average number of common shares outstanding including the effect of common stock equivalents.

                  The following table presents a reconciliation of basic and diluted earnings per share:

                                                                                 2000            1999
                                                                             ------------    ------------

                  Net income                                                 $    737,985    $    924,156
                    Preferred stock dividends                                    (105,077)             --
                                                                             ------------    ------------
                    Income available to common shares                             632,908         924,156
                  Weighted average shares outstanding - basic                   2,726,022       2,475,308

                       EPS - BASIC                                           $     0.2322    $     0.3733
                       -----------                                           ============    ============

                  Income available to common shares                               632,908         924,156
                  Weighted average shares outstanding - basic                   2,726,022       2,475,308
                  Effect of dilutive securities:
                    Stock options                                                 587,733         116,859
                    Preferred stock warrants                                       28,111              --
                                                                             ------------    ------------

                  Weighted average shares outstanding - diluted                 3,341,866       2,592,167

                       EPS - DILUTED                                         $     0.1894    $     0.3565
                       -------------                                         ============    ============

                  Convertible preferred stock of 1,000,000 shares and related dividends on preferred stock were not included in the computation of diluted earnings per share as their effect would have been anti-dilutive.

                  (M) Stock Options
                  -----------------

                  In accordance with Statement of Financial Accounting Standards No. 123, "Accounting For Based Compensation" (SFAS 123"), the Company has elected to account for Stock Options issued to employees under Accounting Principles Board Opinion No. 25 ("APB Opinion No, 25") and related interpretations, and accounts for stock options issued to consultants and for other services in accordance with SFAS 123.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  (N) Reorganization under United States Bankruptcy Code and
                  ----------------------------------------------------------
                      Fresh Start Reporting
                  -------------------------

                  On April 11, 1997 the Company filed for protection under the provisions of the United States Bankruptcy Code. In March 1998, the United States Bankruptcy Court approved the Company's Plan of Reorganization, as Amended, and the Company emerged from Chapter 11 Bankruptcy. At that time, the Company applied Fresh Start Reporting in accordance with the American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code ("SOP 90-7"). As a result of the application of SOP 90-7, the Company restated its assets and liabilities to their fair values as necessary, and reclassified its accumulated deficit of $6,841,684 against available additional paid-in capital of $6,200,262 resulting in a reorganization intangible asset of $641,422, which is being amortized on a straight line basis over a period of seven years (See Note 4).

                  (O) New Accounting Pronouncements
                  ---------------------------------

                  The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No. 133 as amended by Statements No. 137 and 138, "Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. This statement is effective for all fiscal quarters and fiscal years beginning after June 15, 2000.

                  The Company believes that its future adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

                  (P) Reclassifications
                  ---------------------

                  Certain amounts in the 1999 consolidated financial statements have been reclassified to conform with the 2000 presentation.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

NOTE 2   ACCOUNTS RECEIVABLE AND FACTOR AGREEMENTS
------   -----------------------------------------

                  The Company sells certain trade accounts receivable, primarily without recourse, pursuant to factoring agreements. During April and May 1999, the Company sold its receivables under an agreement whereby the factor advanced 70% of the face value of these receivables to the Company. The Company was charged a variable percentage fee based upon the length of the collection period. In June 1999, as amended in December 1999, the Company entered into a new factor agreement (the "Agreement") with a different factor. Under the terms of the Agreement, the factor advances up to 75% of the face value of the receivables to the Company. The Company is charged a variable percentage fee from 1.5% to 1% based upon the total amount of factored receivables within a calendar year. All of the Company's accounts receivable are pledged as collateral under this agreement. In addition, two officers of the Company entered into guarantee agreements related to the factor agreement (See Note 8 (E)). For the years ending March 31, 2000 and 1999, the Company incurred $429,265 and $220,106, respectively in factoring fees. At March 31, 2000, factored trade accounts receivable not reflected on the accompanying balance sheet totaled $481,706 of which, $366,505 was advanced by the factor and the remaining $115,201 was due from the factor (See Note 6(C) and Note 13 (A)).

NOTE 3   PROPERTY AND EQUIPMENT
------   ----------------------

                  Property and equipment at March 31, 2000 is as follows:

                  Computer equipment                               $   93,874
                  Office equipment                                     48,473
                  Leasehold improvements                               18,112
                  Mold and tooling                                     49,794
                                                                   ----------
                                                                      210,253
                  Less accumulated depreciation                      (110,439)
                                                                   ----------

                         Totals                                    $   99,814
                                                                   ==========

                  Depreciation expense for the year ended March 31, 2000 and 1999 was $21,970 and $6,012, respectively.

NOTE 4   REORGANIZATION INTANGIBLE
------   -------------------------

                  The reorganization intangible resulted from the application of Fresh Start Accounting in March 1998 pursuant to the American Institute of Certified Public Accountants Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" (See Note 1(N)). The reorganization intangible is being amortized over a period of seven years using a straight-line basis.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  The reorganization intangible at March 31, 2000 consisted of the following:

                  Reorganization intangible                      $   641,422
                  Less accumulated amortization                     (183,264)
                                                                 -----------
                                                                 $   458,158
                                                                 ===========

                  Amortization expense on the reorganization intangible in each of the years ended March 31, 2000 and 1999 was $91,632.

NOTE 5   DUE FROM OFFICERS
------   -----------------

                  During 1999, the Company loaned a total of $110,000 to two key officers of the Company. The loans bear simple interest at 9% per annum. Principal and interest are due in full on June 28, 2000 and secured by the securities purchased with the loans.

                  As of March 31, 2000, the Company accrued $7,425 interest on the loans.

NOTE 6   COMMITMENTS AND CONTINGENCIES
------   -----------------------------

                  (A) Leases
                  ----------

                  On March 31, 1999 and April 4, 2000, the Company entered into lease agreements for office and warehouse facilities for a term of 61 months and 52 months, respectively. The terms began on August 1, 1999 and April 14, 2000. Pursuant to the terms of the leases, the Company must pay maintenance and real estate taxes of approximately $13,000 per year. In addition, the Company entered into a warehouse equipment lease and a computer equipment lease during 2000. Total rent expense was approximately $81,300 and $60,953 for 2000 and 1999. Future minimum lease payments under these non-cancelable operating leases are as follows:

                  Year ending March 31:

                                   2001                     $      84,725
                                   2002                            90,088
                                   2003                            93,466
                                   2004                            96,767
                                   Thereafter                      41,162
                                                            -------------
                                                            $     406,208
                                                            =============

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  (B) Year 2000 Issue
                  -------------------

                  As of March 31, 2000, The Company has not experienced any negative effects related to the Year 2000 issue.

                  (C) Lines and Letters of Credit
                  -------------------------------

                  In July 1998, the Company entered into a financing agreement with a financing corporation, which expired in July 1999. In July 1999, the Company entered into a new financing agreement with the same financing corporation, which expires in July 2001. The financing corporation opens letters of credits on behalf of the Company to purchase inventory. Under the terms of the new agreement, the Company pays a flat fee negotiated based on each letter of credit and the maximum amount of a single letter of credit can not exceed $1,000,000. At March 31, 2000, the Company has no letters of credit open with the financing corporation. The factor (see Note 2) has agreed under a third party agreement to factor receivables related to these letters of credit and pays the financing corporation directly.

                  The Company, through its Hong Kong Subsidiary, had entered into an agreement with a financing group in Hong Kong to provide it with a United States letter of credit facility of $200,000. The cost of the credit facility was prime plus 2 1/2% and bank charges for opening letters of credit. The facility terminated under the agreement on May 31, 1999 and was not renewed. This facility was guaranteed by a former director of the Company.

                  On May 19, 1999, as amended on February 14, 2000, the Company, through its Hong Kong Subsidiary, obtained a credit facility of $500,000 from a Hong Kong subsidiary of a Belgian bank. This facility is a revolving line of credit based upon drawing down a maximum of 15% of the value of export letters of credit lodged with Belgian Bank. There is no expiration date to this agreement, except that Belgian Bank reserves the right to revise the terms and conditions at the Bank's discretion. The cost of this credit facility is the U.S. Dollar prime rate plus 1.25%. Repayment of principal plus interest shall be made upon negotiation of the export letters of credit, but not later than ninety (90) days after the advance. As of March 31, 2000 there was no outstanding balance on this credit facility.

NOTE 7   RELATED PARTY TRANSACTIONS
------   --------------------------

                  At March 31, 2000, the amounts due from officers bear interest at 9% per annum and are due June 28, 2000 (See Note 5).

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  At March 31, 2000, the balance due from related party, in the amount of $394,706, is due from an affiliate of a director of the Company's subsidiary. The amount bears interest at 9.6% per annum and is unsecured and due on demand.

                  The Company's Hong Kong Subsidiary, operates as an intermediary to purchase karaoke hardware from factories located in China on behalf of the Company.

                  The Company purchased certain karaoke audio equipment and accessories from a Far East company controlled by a shareholder of the Company. The total goods purchased from this Company aggregated approximately $5,546,000 during 2000.

NOTE 8   STOCKHOLDERS' EQUITY
------   --------------------

                  (A) Reverse Stock Split
                  -----------------------

                  On April 1, 1998 the Company effected a one-for-ten (1:10) reverse stock split. The primary purpose of the split is pursuant to the Company's Plan of Reorganization, as Amended, on March 17, 1998. Trading in the post-split shares commenced at the opening of business on April 1, 1998. No additional shares were issued in connection with the reverse split and those stockholders entitled to receive fractional shares received shares based on rounding to the nearest whole number.

                  (B) Amendment to Authorized Common And Preferred Shares
                  -------------------------------------------------------

                  During April 1999, the Company filed an amendment to its Articles of Incorporation increasing the authorized shares of the Company's common stock to 74,000,000 shares (100,000 Class A common and 73,900,000 common) from 10,000,000 shares, and authorizing 1,000,000 shares of preferred stock (See Note 8(C)). Each share of preferred stock is entitled to a 9% dividend, preferred liquidation distribution, conversion to common stock and has no voting rights.

                  (C) Preferred Stock
                  -------------------

                  During April 1999, the Company issued a private placement memorandum, pursuant to Rule 506 of Regulation D of the 1933 Securities Act, as amended, to offer a minimum of 40 units and a maximum of 50 units of stock and warrants. Each unit consisted of 20,000 shares of the Company's convertible preferred stock and 4,000 common stock purchase warrants. The purchase price for each unit was $ 27,500. Each share of preferred stock is convertible, at the option of the holder, into one share of the Company's common stock at any time after issuance, and will automatically convert into one share of

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  common stock on April 1, 2000 (See Note 13(B)). Each warrant entitles the holder to purchase one share of the Company's common stock at $2.00 per share. The warrants expire three years from the private placement memorandum date. Through June 1999 the maximum number of 50 units had been sold and $1,375,000 gross funds were raised ($1,331,017 after related costs), at which time the offer was closed. As of March 31, 2000, 16,000 warrants were exercised for a total consideration of $32,000.

                  (D) Common Stock Warrants
                  -------------------------

                  Pursuant to the Company's initial public offering in November 1994, the company issued 1,656,000, 87,750, and 144,000 public warrants, bridge warrants and underwriter warrants, respectively, as adjusted for a January 1995 20% common stock split. Each warrant provided for the purchase of one share of the Company's common stock at an exercise price of $3.60, $1.20 and $4.50 for the public, bridge and underwriter warrants, respectively, as adjusted for the January 1995 common stock split. In addition, the underwriter warrants entitled the holder to acquire an additional 144,000 warrants to acquire 144,000 shares of common stock at a price of $5.40 per share.

                  As a result of the March 1998 reorganization (See Note 1 (N)), all of the warrants have been amended whereby ten warrants must now be exchanged for each share of common stock with the exercise price per warrant remaining the same. The warrants became exercisable on November 10, 1995 and originally expired on November 10, 1999. In October 1999, the expiration date of these warrants was extended for one year to November 10, 2000. Through the date of this report, none of the warrants have been exercised.

                  (E) Guarantee Fees
                  ------------------

                  During the year ended March 31, 2000, the Company issued common stock to two officers of the Company in exchange for guarantees related to the Company's factor agreement (See Note
                  2). These guarantee fees totaled $590,625 and are amortized over a period of 31 months. Accordingly, the Company recognized $190,524 as guarantee fees and recorded $400,101 as deferred guarantee fees, presented as a deduction from equity.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  (F) Stock Options
                  -----------------

                  Effective May 3, 1994, as amended on June 29, 1994 and March 18,1999, the Board of Directors adopted a Stock Option Plan (the "Plan"). The plan was developed to provide a means whereby directors and selected employees, officers, consultants, and advisors of the Company may be granted incentive or non-qualified stock options to purchase common stock of the Company. As of March 31, 2000, the Plan authorizes options up to an aggregate of 600,000 shares of the Company's common stock.

                  The authorized 600,000 options are a result of the application of a one-for-ten reverse common stock split (see Note 8(A)) on the original 480,000 authorized options and a March 18, 1999 amendment to the plan increasing the authorized stock options to 600,000. During the year ended March 31, 2000, the Company issued 104,000 stock options in addition to the stock options issued during 1999.

                  In accordance with SFAS 123, for options issued to employees, the Company applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for options issued under the plan as of March 31, 2000 and 1999. Had compensation cost for the Company's stock-based compensation plan been determined on the fair value at the grant dates for awards under that plan, consistent with Statement of Accounting Standards No 123, "Accounting for Stock Based Compensation" (Statement No. 123), the Company's net income for the years ended March 31, 2000 and 1999 would have been decreased to the pro-forma amounts indicated below.

                                                                                       2000         1999
                                                                                   ----------   ------------

                 Net income                                  As reported        $   737,985     $    924,156
                                                             Pro forma          $   676,995     $    824,356
                 Net income per share - basic                As reported        $    0.2322     $     0.3733
                                                             Pro forma          $    0.2098     $     0.3330
                 Net income per share - diluted              As reported        $    0.1894     $     0.3565
                                                             Pro forma          $    0.1711     $     0.3180

                  The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net income for future years due to, among other things, the effects of vesting.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  For financial statement disclosure purposes, the fair market value of each stock option granted to employees during 2000 and 1999 was estimated on the date of grant using the Black-Scholes Model in accordance with Statement No. 123 using the following weighted-average assumptions for 2000: expected dividend yield 0%, risk-free interest rate of 5.53%, volatility 66% and expected term of two years and for 1999: expected dividend yield 0%, risk-free interest rate of 5.59%, volatility 65% and expected term of three years.

                  For options issued to consultants, the Company applies SFAS
                  123. Accordingly, consulting expense of $381,580 was charged to operations in 2000.

                  For financial statement disclosure purposes and for purposes of valuing stock options issued to consultants, the fair market value of each stock option granted was estimated on the date of grant using the Black-Scholes Option-Pricing Model in accordance with SFAS 123 using the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 5.53%, volatility 66% and expected term of one year.

                  A summary of the options issued under the employment and consulting agreements as of March 31, 2000 and changes during the year is presented below:

                                                     Number     Weighted Average
                                                   of Options     Exercise Price
                                                  -------------  ---------------
                  Stock Options
                  -------------
                  Balance at beginning of period        526,500      $   0.68
                  Granted                               635,200      $   1.40
                  Exercised                             (69,000)     $   0.43
                  Forfeited                             (30,500)     $   4.79
                                                     ----------      --------
                  Balance at end of period            1,062,200      $   1.01
                                                     ==========      ========

                  Options exercisable at end of period               $   1.01

                  Weighted average fair value of options
                    granted during the period                        $   0.70
                                                                     ========

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  The following table summarizes information about stock options outstanding at March 31, 2000:

                                     Options Outstanding                                       Options Exercisable
             -----------------------------------------------------------------------    ----------------------------------
                                                        Weighted
                                                        Average          Weighted                              Weighted
                 Range of            Number            Remaining          Average            Number             Average
                 Exercise        Outstanding at       Contractual        Exercise        Exercisable at        Exercise
                   Price         March 31, 2000           Life             Price         March 31, 2000          Price
                ------------    ------------------    -------------     ------------    ------------------    ------------
             $        1.66           104,000          4.25 Years       $  1.66               101,500          $   1.66
             $        0.43           427,000          3.75 Years          0.43               427,000              0.43
             $   1.00-2.00           531,200          2.09 Years          1.35               531,200              1.35
                                   ---------                           -------             ---------          --------
                                   1,062,200          2.97 Years       $  1.01             1,059,700          $   1.01
                                   =========                           =======             =========          ========

NOTE 9   INCOME TAXES
------   ------------

                  The Company files separate tax returns for the parent and for the Hong Kong Subsidiary. The income tax expense (benefit) for federal, foreign and state income taxes in the consolidated statement of income consisted of the following components for 2000 and 1999:

                                                    2000                 1999
                                                  ---------           ---------
                  Current:
                  U.S. Federal                    $      --           $      --
                  Foreign                            32,895                  --
                  State                                 --                  --
                                                  ---------           ---------
                                                     32,895                  --
                                                  ---------           ---------
                  Deferred
                  U. S. Federal                    (193,194)           (170,000)
                  Foreign                                --                  --
                                                  ---------           ---------
                            Total                 $(160,299)          $(170,000)
                                                  =========           =========

                  The actual tax expense differs from the "expected" tax expense for the year ended March 31, 2000 (computed by applying the U.S. Federal Corporate tax rate of 34 percent to income before taxes) as follows:

                  Computed "expected" tax expense                  $    196,413
                  Foreign income taxes                                  (47,398)
                  Benefit of U.S. net operating loss
                     carryforwards                                     (116,120)
                  Change in the beginning of the year
                     valuation  allowance for deferred tax
                      assets allocated to income tax benefit           (193,194)
                                                                   ------------

                                                                   $   (160,299)
                                                                   ============
                                      F-24

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------


                  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at March 31, 2000 are as follows:

                  Deferred tax assets:

                  U.S. net operating loss carryforward          $    1,742,574

                  Stock based compensation                             289,566
                                                                --------------

                  Total gross deferred tax assets                    2,032,140

                  Less valuation allowance                           1,668,946
                                                                --------------

                  Net deferred tax assets                       $      363,194
                                                                ==============

                  At March 31, 2000, the Company had net operating loss carryforwards of approximately $5,125,000 for income tax purposes, available to offset future taxable income of the U.S. entity expiring from 2003 through 2013. The usage of $4,057,000 of these net operating losses is limited to $14,000 per year due to a change in ownership under Internal Revenue Code Section 382, which occurred in 1991. These net operating losses expire from 2003 to 2007.

                  The valuation allowance at April 1, 1999 was $2,013,701. The net change in the valuation allowance during the year ended March 31, 2000 was a decrease of $344,755.

NOTE 10  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS
-------  -------------------------------------------------

                  The Company derives primarily all of its revenues from retailers of products in the United States. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of accounts receivable. The Company's allowance for doubtful accounts is based upon management's estimates and historical experience. The Company performs ongoing credit evaluations of its customers and generally does not require collateral.

                  During 2000 and 1999, 70% and 91%, respectively, of the Company's total revenues were derived from sales to five customers. Revenues derived from two customers in 2000 and three customers in 1999 who individually purchased greater than 10% of total revenues during 2000 and 1999 were 30% and 18% and 31%, 21% and 21%, respectively.

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

NOTE 11  EMPLOYMENT AGREEMENTS
-------  ---------------------

                  The Company has entered into employment contracts with two key officers. The agreements call for base salaries of $180,000 and $175,000, respectively, with annual cost of living adjustments and travel allowances. The agreements also call for performance bonuses equal to five percent and two and one-half percent, respectively of net income before interest and taxes. Effective June 1, 2000, the salaries were increased to $350,000 and $275,000, respectively with related performance bonuses equal to five percent and four percent, of net income before interest and taxes, respectively.

NOTE 12  NON-CASH CHARGES TO OPERATIONS
-------  ------------------------------

                  As reflected in the consolidated statements of operations and cash flows, the Company has incurred significant non-cash charges to operations during the year ended March 31, 2000. These charges to operations totaled $851,666 for stock based compensation. Of this total amount, $381,580 was related to the issuance of stock options to consultants, $434,274 to the issuance of common stock for guarantee fees and $35,812 to the issuance of common stock for professional services.

NOTE 13  SUBSEQUENT EVENTS
-------  -----------------

                  (A) Amendment of Factor Agreement
                  ---------------------------------

                  During April 2000, the Company agreed to an amendment of their factor agreement. Under the terms of the amended agreement, the factor advances 85% of the factored invoices to the Company. Should the total stockholders' equity fall below $3,500,000 in any calendar quarter, the advance will be reduced to 75%. The Company agreed to factor an annual minimum of $13,000,000 of receivables at a factor fee of .95% resulting in a stipulated fee of $123,500. All of the Company's accounts receivable are pledged as collateral under the agreement. There is no limit on the amount of accounts receivable that can be factored under the agreement (See Note
                  2).

                  (B) Conversion of Preferred Stock
                  ---------------------------------

                  On April 1, 2000, the 1,000,000 shares of preferred stock issued and outstanding as of March 31, 2000 automatically converted into common stock, increasing the number of outstanding shares of common stock to 3,960,120 (See Note 8(C)).

                        THE SINGING MACHINE COMPANY, INC.
                                 AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2000
                              --------------------

                  (C) Loans Payable
                  -----------------

                  During May 2000, the Company entered into two working capital loan agreements of $100,000 and $500,000, respectively. The loans extend over a maximum period of eight months, bear interest at 15% per annum, and are secured by corporate guarantees. In addition, the lenders will be granted 5,000 and 25,000 stock options, respectively, to purchase shares of the Company's common stock at an exercise price of $3.25.

                                     PART II

                     Information Not Required in Prospectus
                     --------------------------------------

Item 24. Indemnification of Directors and Officers

         As a Delaware corporation, we are subject to the Delaware General Corporation Law. Section 102(b)(7) of Delaware law enables a corporation in its certificate of incorporation to eliminate or limit personal liability of members of its Board of Directors for monetary damages for breach of a director's fiduciary duty of care. Article 10 of our Certificate of Incorporation provides that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. and contains a comparable provision.

         Section 145 of Delaware law permits a corporation organized under Delaware law to indemnify directors and officers with respect to any matter in which the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Article VI of our Bylaws provides that our officers, directors, employees or agent shall be indemnified to the full extent permitted by Delaware law. Article VI also provides that we may advance expenses to a director prior to the final disposition of the action. However, if required under Delaware law, we may require an officer or director to give us an undertaking in advance of the final disposition that he will repay all amounts so advanced, if it shall ultimately be determined that such officer or director is not entitled to be indemnified under our by- laws or otherwise.

         The above discussion of Delaware law and our certificate of incorporation and bylaws is not intended to be exhaustive and is qualified in its entirety by our certificate of incorporation, bylaws and Delaware law.

Item 25. Other Expenses of Issuance and Distribution.

         The following table sets forth various expenses which will be incurred in connection with the registration of our securities. Other than the SEC Registration Fee, the amounts set forth below are estimates:

         SEC Registration Fee ...................................... $    140.88
         Printing & Engraving Expenses .............................   10,000.00
         Legal Fees and Expenses ...................................   20,000.00
         Accounting Fees and Expenses ..............................   10,000.00
         Blue Sky Fees and Expenses ................................         .00
                                    TOTAL: ......................... $ 40,140.88
                                                                     ===========

Item 26. Recent Sales of Unregistered Securities

         The following table sets forth our sale of securities during the last three years, which securities were not registered under the Securities Act of 1933, as amended. No underwriters were employed with respect to the sale of any of the securities listed below. All shares were issued in reliance on Section 4(2) and/or Section 3(b) of the Securities Act.

         1. Between March 17, 1998 - June 10, 1998, we issued 2,174,212 shares of our common stock to 130 pre-petition bankruptcy creditors pursuant to our First Amended Plan of Reorganization confirmed by the Bankruptcy Court on March 17, 1998. We issued the shares to these creditors in reliance upon Section 4(2) of the Securities Act, because the shareholders were knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         2. On December 9, 1998, we issued an aggregate of 496,000 options to our employees, as consideration for services they had rendered to us. We issued these options to our employees in reliance upon Section 4(2) of the Securities Act, because our employees were knowledgeable, sophisticated and had access to comprehensive information about us. We issued options to the following employees on December 9, 1998:

                                    No. of                    Exercise
         Name                       Options                   Price
         ----                       -------                   -----
         Adolph Nelson               3,000                     $.43
         Jorge Otaegui               3,000                      .43
         Brian Cino                  5,000                      .43
         Terri Phillips              5,000                      .43
         Terry Marco                10,000                      .43
         Melody Schwab              10,000                      .43
         John Steele                10,000                      .43
         Edward Steele             350,000                      .43
         John Klecha               100,000                      .43

         For each employee, fifty percent of their options are exercisable on December 9, 1999 and 50% on December 9, 2000. The options all expires on December 9, 2003.

         3. In January, 1999, we issued an aggregate of 30,000 shares of common stock to three (3) persons in consideration for legal services rendered to us. We issued 14,000 shares to David Carter, 14,000 shares to Bert Gusrae and 2,000 shares to Susan Massinger. We issued these shares to these persons in reliance upon Section 4(2) of the Securities Act, because the shareholders were knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         4. During the period between February 1999 and May 1999,we issued warrants to three entities and one person as consideration for consulting services rendered to us. Each warrant entitled to warrant holder to purchase one
(1) share our common stock. The names of the consultants, the issue date, the vesting date, the number of warrants, the exercise prices of the warrants and the expiration dates of the warrants are listed below.

                           Issue            Vesting           Number            Exercise         Expiration
Name                       Date             Date              of Warrants       Price            Date
----                       ----             ----              -----------       -----            -----
Union Atlantic, LC         02/08/99         03/08/99          20,000            $1.00             02/08/02
Jack Robbins               04/15/99         12/01/99          75,000            $1.00             04/15/02
Jack Robbins               04/15/99         03/01/00          75,000            $1.50             04/15/02
SISM Research
& Investment               05/21/99         05/30/99          10,000            $1.00             05/21/02
Clarion Finaz              04/14/99         05/17/99          67,000            $1.375            05/14/02

We issued these warrants to these persons in reliance upon Section 4(2) of the Securities Act, because the shareholders were knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the warrants stating that the warrants were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         5. In April, 1999, we issued an aggregate of 30,000 shares of common stock to three (3) persons in consideration for legal services rendered to us. We issued 14,000 shares to David Carter, 14,000 shares to Bert Gusrae and 2,000 shares to Susan Massinger We issued these shares to these persons in reliance upon Section 4(2) of the Securities Act, because the shareholders were knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         6. In April, 1999, we issued 2,500 shares of our common stock to outside director, Walter Haskamp as consideration for serving as a Director on our Board. We issued these shares to Mr. Haskamp in reliance upon Section 4(2) of the Securities Act, because he was knowledgeable, sophisticated and had access to comprehensive information about the Company. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         7. In May and June 1999, we completed a private placement of 40 units to 17 investors at an offering price of $27,500 per unit. The offering and sale of the units was made in reliance upon Rule 506 of the Regulation D promulgated under the Securities Act of 1933, as amended. The common stock was only offered and sold to accredited investors or persons who represented that they had no need for liquidity in their investment and had adequate financial resources to withstand a total loss of their investment. We issued these shares to these persons in reliance upon Section 4(2) of the Securities Act, because the shareholders were knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

                                                          Number       Number of        Number of
                               Date         Purchase      Of           Convertible      Common
                               of           Price         Units        Preferred        Stock            Net
Name                           Purchase     Per Unit      Purchase     Shares           Warrants         Proceeds
------------------             --------     ----------    --------     -----------      -----------      --------
Itamar Jones Zac               5/12/99      $27,500         1            20,000           4,000          $ 27,500
Jack Robbins                   5/12/99      $27,500         5           100,000          20,000          $137,500
Aton Trust Reg.                5/12/99      $27,500        10           200,000          40,000          $275,000
Bank Sal.Oppenheim             5/12/99      $27,500        10           200,000          40,000          $275,000
Albert Wardi                   5/12/99      $27,500       1/2            10,000           2,000          $ 13,750
Wolcot Capital Inc.            5/12/99      $27,500         1            20,000           4,000          $ 27,500
John Klecha                    5/12/99      $27,500         6           120,000          24,000          $165,000
Sebastian Angelico             5/12/99      $27,500         1            20,000           4,000          $ 27,500
Anthony Broy                   5/12/99      $27,500         1            20,000           4,000          $ 27,500
Wendy Blauner                  5/12/99      $27,500         1            20,000           4,000          $ 27,500
John Blauner                   5/12/99      $27,500         1            20,000           4,000          $ 27,500
Entropy Holdings LLC           5/12/99      $27,500      21/2            50,000          10,000          $ 68,750
Benchmark Capital LLC          5/12/99      $27,500         4            80,000          16,000          $110,000
Josef A. Bauer                 6/28/99      $27,500         2            40,000           8,000          $ 55,000
Sil Venturi                    6/28/99      $27,500         1            20,000           4,000          $ 27,500
Frederick A. Merz              6/28/99      $27,500         1            20,000           4,000          $ 27,500
Edward Steele                  6/28/99      $27,500         2            40,000           8,000          $ 55,000

         8. In May, 1999, the Singing Machine issued 17,549 shares of common stock to Memcorp, Inc. in consideration of $35,098 of product, or $2.00 per share. We issued the shares to Memcorp, Inc. in reliance upon Section 4(2) of the Securities Act of 1933, because it was knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale. We issued the shares to Memcorp in reliance upon Section 4(2) of the Securities Act of 1933, because he was knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         9. In June, 1999, we issued 200,000 shares of common stock to Edward Steele, our Director and Chief Executive Officer of the Singing Machine, in consideration for his personal guaranty of the Singing Machine's credit facility with EPK Financial. We issued the shares to Mr. Steele. in reliance upon Section 4(2) of the Securities Act of 1933, because he was knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         10. In June, 1999, we issued 150,000 shares of common stock to John Klecha, our Chief Operating Officer and Chief Financial Officer and Director, in consideration for his personal guaranty of the Singing Machine's credit facilities with Main Factors and EPK Financial. We issued the shares to Mr. Klecha. in reliance upon Section 4(2) of the Securities Act of 1933, because he was knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         11. On June 25, 1999, we issued an aggregate of 104,000 options to our employees, as consideration for services they had rendered to us. We issued these options to our employees in reliance upon Section 4(2) of the Securities Act, because our employees were knowledgeable, sophisticated and had access to comprehensive information about us. We issued options to the following employees on June 25, 1999:

                                    No. of                    Exercise
         Name                       Options                   Price
         ----                       -------                   -----
         April Gates                 5,000                    $1.66
         Terry Marco                10,000                    $1.66
         John Steele                20,000                    $1.66
         Edward Steele              30,000                    $1.66
         John Klecha                39,000                    $1.66

         For each employee (except April Gates Green), fifty percent of their options are exercisable on August 1, 1999 and 50% on December 1, 1999. The options all expire on June 25, 2004. Fifty percent of Ms. Green's options are exercisable on January 2, 2000 and 50% on July 2, 2000. All of her options expire on June 25, 2004.

         12. We entered into certain financial consulting agreements with Dunedin, Inc., FSR Investments, Inc. and Portfolio Research Associates, Inc. on July 8, 1999. We terminated these agreements with FSR Investments, Inc. and Portfolio Research Associates, Inc. on October 1, 1999 and with Dunedin, Inc. on November 26, 1999. In connection with these agreements, we issued an aggregate of 95,400 warrants to Dunedin, 76,000 warrants to Portfolio Research and 85,000 warrants to FSR Investments. The exercise price of these warrants is $1.375 per share and the warrants expire on June 8, 2002.

         13. On April 15, 1999, Mr. Bauer personally loaned the Singing Machine funds sufficient to pay one of its documents of acceptance in the amount of $33,948.66. As consideration for this loan, in March 2000 we issued Mr. Bauer warrants to purchase 10,000 shares of our common stock at an exercise price of $2.00 per share, exercisable until January 1, 2003. In July 1999, Mr. Bauer arranged for a credit facility with Bank Julius Bear in the amount of $1 million. Further, in order to ensure approval of the extension of credit by Bank Julius Bear, Mr. Bauer personally guaranteed the line of credit. The Bank Julius Bear credit loan was fully repaid by the Singing Machine in February 2000. As consideration for guarantying this loan, in March 2000, we granted him warrants to purchase 50,000 shares of our common stock at an exercise price of $1.00 per share. The warrants expire in July 2005.

         14. During fiscal 2000, six employees exercised options to acquire 70, 500 stock options. The names of the employees, the number of shares purchased and the proceeds to us are listed below:

                               Number of               Purchase        Proceeds to               Date of
         Name                  Shares Acquired         Price           the Company               Exercise
         ----                  ---------------         -----           -----------               --------
         Melody Rawski             5,000               $.43             $ 2,150                   12/30/99
         John Steele               5,000               $.43             $ 2,150                   01/04/00
         John Klecha              50,000               $.43             $21,500                   01/18/00
         Terry Marco               5,000               $.43             $ 2,150                   01/25/00
         Terri Phillips            2,500               $.43             $ 1,075                   02/16/00
         Adolph Nelson             1,500               $.43             $   645                   03/15/00
         Jorge Otaegui             1,500               $.43             $   645                   08/02/00

         Each of the employees paid for the options with cash. Each employee's exercise of the option was made in reliance on Section 4(2) of the Securities Act. Each employee represented that he/she had no need for liquidity in his/her investment and had adequate financial resources to withstand a total loss of their investment. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         15. During fiscal 2000, fifteen warrant holders exercised their warrants to acquire 396,000 shares of our common stock. The names of the warrant holders, the date of exercise, the number of shares purchased, the exercise price and the proceeds received by us are listed below.

                           Date of          No. of            Exercise         Proceeds to the
Name                       Exercise         Shares            Price            Singing Machine
----                       --------         ------            -----            ---------------
Benchmark Capital          4/26/00         16,000             $2.00             $ 32,000
Sebastian Angelico         5/03/00          4,000             $2.00             $  8,000
Josef Bauer                5/15/00          8,000             $2.00             $ 16,000
Portfolio Research
Associates                 5/17/00         76,000             $1.375            $104,500
Albert Wardi               5/22/00          2,000             $2.00             $  4,000
Jack Robbins               5/24/00         75,000             $1.00             $ 75,000
Jack Robbins               5/24/00         75,000             $1.50             $112,500
Jack Robbins               5/24/00         20,000             $2.00             $ 40,000
Wolcot Capital Inc.        5/24/00          4,000             $2.00             $128,000
Wendy Blauner              5/24/00          4,000             $2.00             $  8,000
Jon Blauner                5/24/00          4,000             $2.00             $  8,000
John Klecha                9/25/00          4,000             $2.00             $  8,000
Bank Sal. Oppenheim       10/27/00         40,000             $2.00             $ 80,000
Union Atlantic            11/01/00         20,000             $1.00             $ 20,000
Sil Venturi               12/01/00          4,000             $2.00             $  8,000
Aton Trust                12/01/00         40,000             $2.00             $ 80,000

Each of these warrant holders exercised their warrants in reliance upon Section 4(2) of the Securities Act of 1933, because each of the holders was knowledgeable, sophisticated and had access to comprehensive information about us. We placed legends on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         16. In May 2000, we obtained two working capital loans in the amount of $100,000 and $500,000 from Maureen La Rouche and Josef Bauer. The loans were for a period of eight months and bore interest at the rate of 15% per annum. As consideration for extending the loans, we issued 5,000 warrants to Ms. La Rouche and 25,000 warrants to Mr. Bauer. Each warrant allowed the holder to purchase one share of our common stock at an exercise price of $3.25 per share. The warrants expire on May 25, 2003.

         17. During September 2000, we issued 25,000 warrants to Neal Berkman for services rendered to our Company. Mr. Berkman a principal at Berkman and Associates, a firm that provides investor relation services to us. The warrants have an exercise price of $3.06 per share and 25,000 warrants vest on December 1, 2001 and 50% on December 1, 2002. All warrants expire on December 1, 2006.


         18. On September 5, 2000, we issued an aggregate of 625,500 options to our employees, as consideration for services they had rendered to us. We issued these options to our employees in reliance upon Section 4(2) of the Securities Act, because our employees were knowledgeable, sophisticated and had access to comprehensive information about us.

                                    No. of                    Exercise
         Name                       Options                   Price
         ----                       -------                   -----
         Josef Bauer                10,000                    $3.06
         Brian Cino                 10,000                    $3.06
         April Green                20,000                    $3.06
         Alicia Haskamp             30,000                    $3.06
         John Klecha               180,000                    $3.06
         Terry Marco                30,000                    $3.06
         Marion McElligott           5,000                    $3.06
         Jamilla Miller              3,000                    $3.06
         Howard Moore               25,000                    $3.06
         Adolph Nelson               2,500                    $3.06
         Jorge Otaeugi               3,000                    $3.06
         Terry Phillips              5,000                    $3.06
         Melody Rawski              10,000                    $3.06
         Eddie Steele              200,000                    $3.06
         John Steele                50,000                    $3.06
         Richard Torrelli            2,000                    $3.06
         Edwin Young                50,000                    $3.06


For each employee, officer or director, fifty percent of their options are exercisable on December 1, 2001 and 50% on December 1, 2002. The options all expire on December 1, 2006.


         19. On September 2000, we issued an aggregate of 50,000 options to our current directors and one previous director for their services to us during the previous year. We issued these options to our directors in reliance upon Section 4(2) of the Securities Act, because our directors were knowledgeable, sophisticated and had access to comprehensive information about us.

                                   No. of             Exercise
          Name                     Options             Price
          ----                     -------             -----
          Josef Bauer              10,000              $3.06
          Edward Steele            10,000              $3.06
          John Klecha              10,000              $3.06
          Howard Moore             10,000              $3.06
          Alan Schor               10,000              $3.06

         20. On March 13, 2001, we issued 20,000 options to Robert Weinberg and 10,000 options to John DeNovi. The exercise price of these options is $4.90 per share and the expiration date is March 13, 2006. Half of these options vest on March 13,2002 and the remainder vest on March 13, 2002. We issued these options to Mr. Weinberg and Mr. DeNovi in reliance upon Section 4(2) of the Securities Act, because our employees were knowledgeable, sophisticated and had access to comprehensive information about us.

Item 27. Exhibits


Exhibit No.       Description of Exhibit
-----------       ----------------------
   3.1            Certificate of Incorporation of the Singing Machine filed with the Delaware Secretary of State on February 15, 1994
                  (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB- 2 filed with the SEC on March 7, 2000).
   3.2            Certificate of Agreement of Merger between the Singing Machine
                  Company, Inc., a California corporation, and the Singing
                  Machine Company, Inc., a Florida corporation, filed with the Delaware Secretary of State on May 3, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form
                  SB-2 filed with the SEC on March 7, 2000).
  3.3             Certificate of Amendment of the Singing Machine filed with the
                  Delaware Secretary of State on July 19, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form
                  SB-2 filed with the SEC on March 7, 2000).
  3.4             Certificate of Amendment of the Singing Machine filed with the
                  Delaware Secretary of State on July 26, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form
                  SB-2 filed with the SEC on March 7, 2000).
  3.5             Certificate of Amendment of the Singing Machine filed with the
                  Delaware Secretary of State on November 4, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.6             Certificate of Renewal of the Singing Machine filed with the
                  Delaware Secretary of State on April 2, 1998 (incorporated by reference to Exhibit 3.1 in our registration statement on Form
                  SB-2 filed with the SEC on March 7, 2000).
  3.7             Certificate of Amendment of the Singing Machine filed with the
                  Delaware Secretary of State on April 20, 1998 (incorporated by reference to Exhibit 3.1 in our registration statement on Form
                  SB-2 filed with the SEC on March 7, 2000).
  3.8             Certificate of Amendment of the Singing Machine filed with the
                  Delaware Secretary of State on May 7, 1998 incorporated by reference to Exhibit 3.1 in our registration statement on Form
                  SB-2 filed with the SEC on March 7, 2000).
  3.9             Certificate of Amendment of the Singing Machine filed with the
                  Delaware Secretary of State on April 13, 1999 (incorporated by reference to Exhibit 3.1 in our registration statement on Form
                  SB-2 filed with the SEC on March 7, 2000).
  3.10            Certificate of Designations, Preferences and Rights of
                  Preferred Stock of the Singing Machine filed with the Delaware
                  Secretary of State on April 15, 1999 (incorporated by reference to Exhibit 3.1 in our registration statement on Form
                  SB-2 filed with the SEC on March 7, 2000).
  3.11            Certificate of Amendment of the Singing Machine filed with the
                  Delaware Secretary of State on September 29, 2000.
                  (incorporated by reference to Exhibit 3.1 in our Quarterly
                  Report on Form 10-QSB for the period ended September 30, 1999 filed with the SEC on November 14, 2000).
  3.12            Certificate of Correction filed with the Delaware Secretary of State on March 27, 2001 correcting the Amendment to our Certificate of Incorporation dated April 20, 1998.*
  3.13            Certificate of Correction filed with the Delaware Secretary of State on March 27, 2001 correcting the Amendment to our Certificate of Incorporation dated May 7, 1998.*
  3.14            Amended By-Laws of the Singing Machine Company.*
  4.1             Form of Certificate Evidencing Shares of Common Stock
                  (incorporated by reference to Exhibit 3.3 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000)
  4.2             Form of Warrant Certificate (incorporated by reference to
                  Exhibit 3.4 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  5.1             Opinion re: Legality of the Securities Being Registered*

 10.1 Lease Agreement dated April 10, 2000 between The Singing Machine Company, Inc. and Rocco Ferrera & Co., Inc. and Lee S. Lasser, trustee of the Lee Lasser Trust dated August 25, 1972, as amended d/b/a Lyons Corporate Park for office and warehouse space in Coconut Creek, Florida. (incorporated by reference to Exhibit 10.1 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.2 Lease Agreement dated November 9, 2000 between the Singing Machine Company, Inc. and Marcel George & Joanne Marie George, trustees of Marcel George family trusts of September 2, 1982 for warehouse space in Carson, California. (incorporated by reference to Exhibit 10.2 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.3 Lease Agreement dated August 2000 between Koon Wah Mirror Holdings Limited and International SMC (HK) Limited for office space in Hong Kong. (incorporated by reference to Exhibit 10.3 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.4 Employment Agreement dated May 1, 1998 between the Singing Machine and Edward Steele (incorporated by reference to Exhibit 10.1 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
 10.5 Employment Agreements dated June 1, 2000 between the Singing Machine and John Klecha (incorporated by reference to Exhibit 10.5 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.6 Amended and Restated 1994 Management Stock Option Plan (incorporated by reference to Exhibit 10.6 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.7 Factoring Agreement dated April 7, 2000 between the Singing Machine and Main Factors, Inc. (incorporated by reference to Exhibit 10.7 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.8 Master Agreement dated July 31, 1999 between EPK Financial Corporation Agreement and the Singing Machine (incorporated by reference to Exhibit 10.4 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
 10.9 Singing Machine's Amended Bankruptcy Plan of Reorganization dated December 17, 1997 (incorporated by reference to Exhibit
                  10.5 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
 10.10 Bankruptcy's Court's Order Confirming the Plan of Reorganization (incorporated by reference to Exhibit 10.5 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  21.1 List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
  23.1            Consent of Counsel - English, McCaughan & O'Bryan, P.A.
                  (included in Exhibit 5.1)*
  23.2            Consent of Accountant - Weinberg & Company, P.A.*



------------------
*Filed herewith.


Item 28.  Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

         (iii) Include any additional or changed material information on the plan of distribution.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, as amended, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A, and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1) or (4) or 497(h) under the Secutities Act as part of this registration statement as of the time the Commission declares it effective.

         (5) For determining any liability under the Secutities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at the time as the initial bona fide offering of those securities.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form SB-2, to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Coconut Creek, Florida, on April 11, 2001.

                                    THE SINGING MACHINE COMPANY, INC.


Dated: April 11, 2001               By: /s/ John F. Klecha
                                        -------------------------------------
                                    John F. Klecha, President, Chief Operating
                                    Officer, Chief Financial Officer, Treasurer,
                                    Secretary and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                Title                                            Date
---------                                -----                                            ----
 /s/ Edward Steele                  Chairman of the Board of Directors and
--------------------------          Chief Executive Officer                             April 11, 2001
Edward Steele


 /s/ John F. Klecha                 President, Chief Operating Officer,
---------------------------         Chief Financial Officer, Treasurer,                 April 11, 2001
John F. Klecha                      Secretary and Director


 /s/ Josef A. Bauer                 Director                                            April 11, 2001
----------------------------
Josef A. Bauer


 /s/ Howard Moore                   Director                                            April 11, 2001
-------------------------
Howard Moore


 /s/ Robert J. Weinberg             Director                                            April 11, 2001
-------------------------
Robert J. Weinberg

                                INDEX TO EXHIBITS

Exhibit No.       Description of Exhibit


   3.1 Certificate of Incorporation of the Singing Machine filed with the Delaware Secretary of State on February 15, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB- 2 filed with the SEC on March 7, 2000).
   3.2 Certificate of Agreement of Merger between the Singing Machine Company, Inc., a California corporation, and the Singing Machine Company, Inc., a Florida corporation, filed with the Delaware Secretary of State on May 3, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.3 Certificate of Amendment of the Singing Machine filed with the Delaware Secretary of State on July 19, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.4 Certificate of Amendment of the Singing Machine filed with the Delaware Secretary of State on July 26, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.5 Certificate of Amendment of the Singing Machine filed with the Delaware Secretary of State on November 4, 1994 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.6 Certificate of Renewal of the Singing Machine filed with the Delaware Secretary of State on April 2, 1998 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.7 Certificate of Amendment of the Singing Machine filed with the Delaware Secretary of State on April 20, 1998 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.8 Certificate of Amendment of the Singing Machine filed with the Delaware Secretary of State on May 7, 1998 incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.9 Certificate of Amendment of the Singing Machine filed with the Delaware Secretary of State on April 13, 1999 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.10 Certificate of Designations, Preferences and Rights of Preferred Stock of the Singing Machine filed with the Delaware Secretary of State on April 15, 1999 (incorporated by reference to Exhibit 3.1 in our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  3.11 Certificate of Amendment of the Singing Machine filed with the Delaware Secretary of State on September 29, 2000. (incorporated by reference to Exhibit 3.1 in our Quarterly Report on Form 10-QSB for the period ended September 30, 1999 filed with the SEC on November 14, 2000).
  3.12 Certificate of Correction filed with the Delaware Secretary of State on March 27, 2001 correcting the Amendment to our Certificate of Incorporation dated April 20, 1998.*

  3.13 Certificate of Correction filed with the Delaware Secretary of State on March 27, 2001 correcting the Amendment to our Certificate of Incorporation dated May 7, 1998.*
  3.14            Amended By-Laws of the Singing Machine Company.*
  4.1 Form of Certificate Evidencing Shares of Common Stock (incorporated by reference to Exhibit 3.3 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000)
  4.2             Form of Warrant Certificate (incorporated by reference to
                  Exhibit 3.4 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  5.1             Opinion re: Legality of the Securities Being Registered*
 10.1 Lease Agreement dated April 10, 2000 between The Singing Machine Company, Inc. and Rocco Ferrera & Co., Inc. and Lee S. Lasser, trustee of the Lee Lasser Trust dated August 25, 1972, as amended d/b/a Lyons Corporate Park for office and warehouse space in Coconut Creek, Florida. (incorporated by reference to Exhibit 10.1 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.2 Lease Agreement dated November 9, 2000 between the Singing Machine Company, Inc. and Marcel George & Joanne Marie George, trustees of Marcel George family trusts of September 2, 1982 for warehouse space in Carson, California. (incorporated by reference to Exhibit 10.2 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.3 Lease Agreement dated August 2000 between Koon Wah Mirror Holdings Limited and International SMC (HK) Limited for office space in Hong Kong. (incorporated by reference to Exhibit 10.3 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.4 Employment Agreement dated May 1, 1998 between the Singing Machine and Edward Steele (incorporated by reference to Exhibit 10.1 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
 10.5 Employment Agreements dated June 1, 2000 between the Singing Machine and John Klecha (incorporated by reference to Exhibit 10.5 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.6 Amended and Restated 1994 Management Stock Option Plan (incorporated by reference to Exhibit 10.6 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.7 Factoring Agreement dated April 7, 2000 between the Singing Machine and Main Factors, Inc. (incorporated by reference to Exhibit 10.7 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
 10.8 Master Agreement dated July 31, 1999 between EPK Financial Corporation Agreement and the Singing Machine (incorporated by reference to Exhibit 10.4 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
 10.9 Singing Machine's Amended Bankruptcy Plan of Reorganization dated December 17, 1997 (incorporated by reference to Exhibit
                  10.5 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
 10.10 Bankruptcy's Court's Order Confirming the Plan of Reorganization (incorporated by reference to Exhibit 10.5 of our registration statement on Form SB-2 filed with the SEC on March 7, 2000).
  21.1 List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our registration statement of Form SB-2 filed with the SEC on March 28, 2001).
  23.1            Consent of Counsel - English, McCaughan & O'Bryan, P.A.
                  (included in Exhibit 5.1)*
  23.2            Consent of Accountant - Weinberg & Company, P.A.*


------------------
*Filed herewith.


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